ITEM 1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult a licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in PCCW Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or the transferee or to the bank, a licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(Stock code: 0008)

MAJOR TRANSACTION

     PROPOSED TRANSFER OF
VARIOUS PROPERTY INTERESTS OF
PCCW LIMITED

Financial adviser to PCCW Limited

Citigroup Global Markets Asia Limited

A letter from the board of directors of PCCW Limited is set out on pages 10 to 32 of this circular.

A notice convening the EGM (as defined herein) to be held at 11:00 a.m. on Thursday, 29 April 2004 is set out on pages 62 to 63 of this circular. Whether or not you are able to attend the EGM, you are requested to complete and sign the enclosed form of proxy in accordance with the instructions printed thereon, and to lodge it with the Company’s Share Registrars, Computershare Hong Kong Investor Services Limited, at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, as soon as possible but in any event not later than 48 hours before the time appointed for the holding of the EGM or any adjourned meeting (as the case may be), otherwise the form of proxy will not be treated as valid. Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM or any adjourned meeting should you so wish.

26 March 2004

EXECUTIVE SUMMARY

Business Overview

     PCCW is the largest telecommunications provider in Hong Kong and one of Asia’s leading integrated communications companies. PCCW provides key services in the areas of: integrated telecommunications; broadband solutions; connectivity; narrowband and interactive broadband (Internet services); information technology solutions and services and infrastructure.

     On 5 March 2004, PCCW and DFG jointly announced in the Announcement that the Transaction will result in a separation of PCCW’s property business from its telecommunications-related business. As part of the Transaction, PCCW will transfer ownership of the companies holding PCP Beijing, PCCW Tower, other investment properties and related property and facilities management companies to DFG. PCCW will also transfer ownership of the Cyberport Developer to DFG along with the Cyberport Developer’s continuing role in the development of the Cyberport Project (though the obligations of the Cyberport Developer and PCCW in the Cyberport Project will remain the same following Completion).

     The total consideration for the Transaction does not involve any payment by DFG for the Cyberport Project, as the consideration for that part of the Transaction is only represented by the Cyberport Developer’s obligation to repay the Cyberport Loan on a non-recourse basis. In addition, PCCW will grant DFG (through the Property Group) a right of first refusal to jointly redevelop all of the PCCW Group’s local Telephone Exchanges if and when the PCCW Group is permitted by the Government to redevelop the local Telephone Exchanges for other use, where the total consideration for the Transaction also does not involve any payment by DFG for the Redevelopment Right itself.

     DFG is an investment holding company and its subsidiaries are principally engaged in manufacturing and trading of building materials, particularly ceramic tiles, securities trading and natural gas supply, storage and related services. DFG has conditionally agreed to purchase from PCCW all of PCCW’s entire equity interest in Property Holdco.

     The Property Group is principally engaged in the management of infrastructure and property portfolio in Hong Kong and Greater China, being the property development, investment, property and facilities management functions of the PCCW Group. The core assets of the Property Group include PCP Beijing, PCCW Tower, the development right of the Cyberport Project and various property interests.

     After completion of the Transaction, PCCW, as the controlling shareholder of DFG, will continue to be engaged in the property related business through DFG. However, PCCW is not expected to directly engage in any property related business or compete with DFG.

     The PCCW Board believes that the telecommunications and property businesses are inherently different in terms of the nature of the industry, competition, funding requirements, and management expertise. The Transaction will allow the two businesses to be run as separately listed companies, each focusing on its particular business. The management of PCCW will be able to focus on its core telecommunications business, while Property Holdco will, as a result of its acquisition by DFG, obtain an independent identity with its management focusing on property development. As part of a separately listed company, Property Holdco will be able to provide investors, research analysts and

EXECUTIVE SUMMARY

rating agencies with greater clarity on its business and financial position. The PCCW Board also believes that Property Holdco, as part of DFG, will be able to attract greater interest from investors focused on property, which will be beneficial both for Property Holdco and PCCW, as the controlling shareholder of DFG.

     The local economy and the property market have recently shown signs of recovery after facing severe downturn in early 2003. The DFG Board is optimistic about the prospects of the property market and considers that the Transaction will provide a solid ground for DFG to invest in prime residential and hospitality projects. The DFG Board also believes that the Transaction will enlarge DFG’s business scope, broaden its revenue stream and bring a positive contribution to DFG’s overall earnings in the future.

     Based on the above reasons, both the PCCW Board and the DFG Board believe that the Transaction will be beneficial to PCCW and DFG, respectively.

     After Completion, DFG, while retaining its existing business, will leverage the expertise gained from the Cyberport Project to participate in other high-end residential and hospitality projects. In addition, PCCW will grant to the Property Group a right of first refusal to jointly re-develop all of the PCCW Group’s local Telephone Exchanges if and when the PCCW Group is permitted by the Government to redevelop the local Telephone Exchanges for other use.

Transaction Overview

      DFG has conditionally agreed to purchase the Sale Shares and the Sale Assets from PCCW.

     The aggregate consideration for the Sale Shares and the Sale Assets, which amounts to HK$6,557 million, will be satisfied:

(i)	as to HK$ 2,967 million, by the allotment and issue of approximately 1,648 million new Reorganised DFG Shares by DFG to PCCW (or as it may direct) credited as fully paid at an issue price of HK$ 1.80 per Reorganised DFG Share; and

(ii)	as to the remaining HK$3,590 million, by the issue of the Convertible Notes by DFG to PCCW (or as it may direct).

     Based on the average closing price of Existing DFG Shares during the period of 30 trading days up to the Last Trading Day and the Latest Practicable Date respectively, the Consideration Shares would have a market value of approximately HK$6,016.4 million and approximately HK$8,373.5 million, respectively.

     The Sale Shares and the Sale Assets represent, in essence, the PCCW Group’s ownership of the companies holding PCP Beijing, PCCW Tower, other investment properties and related property and facilities management companies, including the Cyberport Developer and its interests in the Cyberport Project. The total consideration for the Transaction does not involve any payment by DFG for the Cyberport Project, as the consideration for that part of the Transaction is only represented by the

EXECUTIVE SUMMARY

Cyberport Developer’s obligation to repay the Cyberport Loan on a non-recourse basis. In addition, PCCW will grant the Redevelopment Right to DFG (through the Property Group), where the total consideration for the Transaction also does not involve any payment by DFG for the Redevelopment Right itself.

     The PCCW Group currently holds no interests in the issued share capital of DFG. Immediately after the issue of the Consideration Shares at Completion, but before any exercise of the conversion rights under the Convertible Notes, and on the assumption that there are no other changes in DFG’s issued share capital after the Latest Practicable Date, the shareholding of the PCCW Group in DFG is expected to become approximately 93.4% of the Enlarged DFG Capital. As a result, an obligation to make a mandatory general offer will arise under the Takeovers Code, unless the Share Whitewash Waiver is obtained.

     Further, upon the issue and allotment of new Reorganised DFG Shares pursuant to a partial or full exercise of the conversion rights under the Convertible Notes, the shareholding of the PCCW Group in DFG may increase by more than 2% from its lowest collective percentage shareholding in the then preceding 12 month period. In such event, and if such lowest collective percentage shareholding is at or above 30% but below 50%, an obligation to make a mandatory general offer will arise as a result, unless the Convertible Note Whitewash Waiver is obtained.

     As the Convertible Notes have a conversion term of up to 10 years, it is uncertain whether the PCCW Group’s shareholding in DFG may drop below any particular level at any particular time. Thus, the Convertible Note Whitewash Waiver was contemplated in order to protect PCCW’s conversion rights under the Convertible Notes. As the Executive has indicated that it will not consider granting such a waiver (without, amongst others, sufficient information on the shareholding structure of DFG prior to and after such conversion), PCCW will waive before the SGM the Convertible Note Whitewash Waiver as a condition precedent to Completion.

     If the Share Whitewash Waiver is not available for any reason, the Transaction will not become unconditional and will not proceed (unless that condition is waived by PCCW, but PCCW cannot waive that condition unless it has demonstrated to the satisfaction of the Executive that it has sufficient financial resources to fulfil its obligations under Rule 26 of the Takeovers Code).

     Under the Listing Rules, the Transaction constitutes a major transaction for DFG, which requires DFG Shareholders’ approval. The Transaction also constitutes a major transaction for PCCW, which requires PCCW Shareholders’ approval.

     DFG also intends to put forward for approval by the DFG Shareholders at the SGM resolution(s) to approve the Capital Reorganisation pursuant to which the credit to the contributed surplus account of DFG (which will be created as a result of the Capital Reorganisation) will be used to set off against the accumulated losses of DFG. According to the audited accounts of DFG as at 31 March 2003, the accumulated losses of DFG as at that date amounted to approximately HK$559.34 million.

     The purpose of this circular is to provide PCCW Shareholders with further details of the Transaction and to give notice of the EGM at which an ordinary resolution will be proposed in order to seek PCCW Shareholders’ approval of the Transaction.

EXECUTIVE SUMMARY

General

     It is the intention of PCCW to maintain the listing of DFG on the Stock Exchange. Accordingly, PCCW and DFG have each undertaken to the Stock Exchange to use their best endeavours to take appropriate steps to ensure that, as soon as possible following issuance of the Consideration Shares upon Completion, the public float of DFG will not be less than 25% after Completion. It is currently intended that steps will be taken with a view to increasing the public float, including effecting possible placing of Reorganised DFG Shares by DFG and/or PCCW. Arrangements relating to the possible placing by DFG and/or PCCW may be entered into at any time from the Latest Practicable Date to Completion, or thereafter. An announcement will be made when a definitive agreement for such placing has been entered into.

     The Stock Exchange has stated that if, at the date of Completion, less than 25% of the Reorganised DFG Shares are held by the public or if the Stock Exchange believes that:

  a false market exists or may exist in the trading in the Reorganised DFG Shares; or

  there are too few Reorganised DFG Shares in public hands to maintain an orderly market,

then it will consider exercising its discretion to suspend trading in the Reorganised DFG Shares until a sufficient public float is attained. In this connection, it should be noted that upon Completion, there may be insufficient public float for the Reorganised DFG Shares and therefore trading in the Reorganised DFG Shares may be suspended until a sufficient level of public float is attained.

     If DFG remains a listed company, the Stock Exchange will closely monitor all future acquisitions or disposals of assets by DFG. The Stock Exchange has indicated that it has the discretion to require DFG to issue an announcement and a circular to the DFG Shareholders irrespective of the size of the proposed transactions, particularly when such proposed transactions represent a departure from the principal activities of DFG. The Stock Exchange also has the power, pursuant to the Listing Rules, to aggregate a series of transactions of DFG and any such transactions may result in DFG being treated as if it were a new listing applicant as set out in the Listing Rules.

     PCCW Shareholders and potential investors should note that the Transaction, which is subject to a number of conditions precedent, may or may not be completed. In particular, the Transaction is subject to, among others, a condition precedent that the Share Whitewash Waiver be obtained, and thus if the Share Whitewash Waiver is not available for any reason and a mandatory general offer is required to be made following Completion, the Transaction will not proceed (unless that condition is Waived).

     PCCW Shareholders and potential investors are reminded to exercise caution when dealing in the securities of PCCW.

DEFINITIONS

     In this circular, the following expressions have the following meanings unless the context requires otherwise:

“Acquisition Agreement”	the agreement dated 5 March 2004 under which DFG has conditionally agreed to acquire the Sale Shares and the Sale Assets from PCCW;

“Announcement”	the joint announcement issued by PCCW and DFG dated 5 March 2004 in relation to, among other things, the Transaction and the Whitewash Waivers;

“associate”	shall have the meaning ascribed to such term under the Listing Rules;

“Business Day”	a day on which banks in Hong Kong are generally open for business (excluding Saturday);

“Bye-Laws”	the current bye-laws of DFG;

“Capital Reorganisation”	the reduction in value by cancelling HK$0.39 of the capital paid up on each issued Existing DFG Share of HK$0.40 so as to form (after a 10:1 share consolidation) one Reorganised DFG Share of HK$0.10, the cancellation of each unissued Existing DFG Share and the Share Premium Cancellation;

“CBRE”	CB Richard Ellis Limited, an independent firm of professional surveyors;

“Completion”	completion of the sale and purchase of the Sale Shares and the Sale Assets in accordance with the Acquisition Agreement;

“Concert Parties”	in respect of a person, means parties acting in concert (within the meaning as ascribed to that term under the Takeovers Code) with such person in relation to DFG;

“Consents”	licences, consents, approvals, authorisations, permissions, waivers, orders or exemptions;

“Consideration Shares”	1,648,333,333 new Reorganised DFG Shares to be allotted and issued at HK$1.80 per share to PCCW (or as it may direct) to satisfy in part the consideration for the Sale Shares and the Sale Assets;

“Convertible Notes”	the Tranche A Note and the Tranche B Note, to be issued by DFG entitling the holder thereof to convert the principal amount thereof into new Reorganised DFG Shares, which is to be issued by DFG to PCCW (or as it may direct) to satisfy in part the consideration for the Sale Shares and the Sale Assets;

DEFINITIONS

“Convertible Note Whitewash Waiver”	a waiver of the obligation of PCCW to make a mandatory offer for all the Reorganised DFG Shares under Rule 26 of the Takeovers Code as a result of the issue of new Reorganised DFG Shares to PCCW (or as it may direct) pursuant to a partial or full exercise of the Convertible Notes or any of them;

“CSH”	China Strategic Holdings Limited, the controlling shareholder of DFG and whose shares are listed on the Stock Exchange;

“Cyberport Developer”	Cyber-Port Limited, a member of the Property Group and the developer of the Cyberport Project;

“Cyberport Loan”	the unsecured, non-interest bearing and non-recourse loans owing by the Cyberport Developer to the PCCW Group (which was approximately HK$4,503 million as at 31 January 2004);

“Cyberport Project”	the project known as Cyberport to provide specially designed commercial space dedicated to high-technology industries with related retail, residential, recreational and educational facilities;

“DFG”	Dong Fang Gas Holdings Limited, a company incorporated in Bermuda and whose shares are listed on the Stock Exchange;

“DFG Board”	the board of directors of DFG;

“DFG Group”	DFG and its subsidiaries;

“DFG Shareholders”	holders of Existing DFG Shares or, where appropriate, Reorganised DFG Shares;

“Dr. Chan”	Dr. Chan Kwok Keung, Charles, the chairman and an executive director of DFG;

“EGM”	the extraordinary general meeting of PCCW to be held to seek the PCCW Shareholders’ approval of the Transaction;

“Enlarged DFG Capital”	the issued share capital of DFG as to be enlarged by the issue of the Consideration Shares (and assuming no other changes in DFG’s capital structure after the Latest Practicable Date), which will consist of 1,764,459,874 Reorganised DFG Shares;

“Exchange Company”	PCCW-HKT Telephone Limited, being a wholly-owned subsidiary of PCCW which uses the Telephone Exchanges;

“Executive”	the Executive Director of the Corporate Finance Division of the Securities and Futures Commission, or any delegate for the time being of the Executive Director;

DEFINITIONS

“Existing DFG Shares”	existing shares of HK$0.40 each in the share capital of DFG;

“Government”	the Government of the Hong Kong SAR;

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong;

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC;

“Last Trading Day”	23 February 2004, being the last trading day of the Existing DFG Shares on the Stock Exchange before the suspension of trading of Existing DFG Shares prior to the issue of the Announcement;

“Latest Practicable Date”	21 March 2004, being the latest practicable date prior to the issue of this circular for ascertaining certain information contained herein;

“Letter”	the letter from the PCCW Board contained in this circular;

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange;

“Loans”	the approximately HK$3,529 million, in aggregate, of interest-bearing loans owing by the relevant members of the Property Group to PCCW (comprising of HK$2,359 million and US$150 million of such loans);

“PCCW”	PCCW Limited, a company incorporated in Hong Kong and whose shares are listed on the Stock Exchange;

“PCCW Board”	the board of directors of PCCW;

“PCCW Directors”	the directors of PCCW;

“PCCW Group”	PCCW and its subsidiaries;

“PCCW Shareholders”	holders of PCCW Shares;

“PCCW Shares”	shares of HK$0.25 each in the capital of PCCW;

“PCCW Tower”	PCCW Tower at TaiKoo Place in Quarry Bay, Hong Kong, where TaiKoo Place is situated on the north-eastern side of King’s Road with Tong Chong Street at its northern side;

“PCP Beijing”	Pacific Century Place Beijing, situated at No. 2A Worker’s Stadium Road North, about 50 metres west of Dong San Huan Road in Chaoyang District of Beijing, the PRC;

“PRC”	the People’s Republic of China;

DEFINITIONS

“Property Group”	Property Holdco and its subsidiaries at Completion, being the group of companies holding PCP Beijing, PCCW Tower, other investment properties and related property and facilities management companies of the PCCW Group;

“Property Holdco”	Ipswich Holdings Limited, being a company incorporated in the British Virgin Islands, a wholly-owned subsidiary of PCCW and the holding company of the Property Group;

“Queen’s Road Exchange”	the property situated at Ko Shing Street and Wo Fung Street, Western, Hong Kong, which are erected on Subsection 3 of Section F of Marine Lot No.58, Subsection 5 of Section F of Marine Lot No.58, The Remaining Portion of Section F of Marine Lot No.58, Subsection 2 of Section F of Marine Lot No.58 and Subsection 1 of Section C of Marine Lot No.58;

“Redevelopment Right”	the right of first refusal to participate in a joint venture between a wholly-owned subsidiary of Property Holdco and the Exchange Company (or, if applicable, another member of the PCCW Group) to redevelop each relevant Telephone Exchange if and when that member of the PCCW Group obtains such redevelopment rights in the future;

“Reorganised DFG Shares”	shares in the capital of DFG of par value HK$0.10 each immediately following the Capital Reorganisation (including a 10:1 share consolidation) becoming unconditional and effective;

“Sale Assets”	the Loans and the Queen’s Road Exchange;

“Sale Shares”	the entire issued share capital of Property Holdco;

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);

“SGM”	the special general meeting of DFG to be held to seek, among other things, the DFG Shareholders’ approval of the Transaction and of the Share Whitewash Waiver;

“Share Premium Cancellation”	the proposed cancellation of an amount of approximately HK$47.14 million standing to the credit of the share premium account of DFG and the transfer of the amount so cancelled to the contributed surplus account of DFG;

“Share Whitewash Waiver”	a waiver of the obligation of PCCW to make a mandatory offer for all the Reorganised DFG Shares under Rule 26 of the Takeovers Code as a result of the issue of the Consideration Shares to PCCW (or as it may direct);

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

DEFINITIONS

“Takeovers Code”	the Hong Kong Code on Takeovers and Mergers;

“Telephone Exchanges”	the premises which are mostly held at present under private treaty grants from the Government and used by the Exchange Company primarily for the purpose of allowing telephone lines to be connected to one another for the provision of telecommunications services to the public (excluding the Queen’s Road Exchange);

“Tranche A Note”	convertible notes, with a face value of HK$1,170 million, which are convertible into new Reorganised DFG Shares, details of which are set out in the section “Summary of the Terms and Conditions of the Convertible Notes” in the Letter;

“Tranche B Note”	convertible notes, with a face value of HK$2,420 million, which are convertible into new Reorganised DFG Shares, details of which are set out in the section “Summary of the Terms and Conditions of the Convertible Notes” in the Letter;

“Transaction”	the transactions contemplated under the Acquisition Agreement;

“US”	the United States of America;

“US$”	United States dollars, the lawful currency of the US;

“Waived”	in respect of item 4 in the section headed “Conditions Precedent” in the Letter concerning the Share Whitewash Waiver, means the Share Whitewash Waiver being waived by PCCW (in the event that approval by the independent DFG Shareholders is not granted) subject to PCCW having demonstrated to the satisfaction of the Executive that it has sufficient financial resources to fulfil its obligations under Rule 26 of the Takeovers Code; and

“Whitewash Waivers”	the Share Whitewash Waiver and the Convertible Note Whitewash Waiver.

     For the purposes of illustration only, amounts denominated in US$ have been translated into HK$ at the rate of US$1.00 to HK$7.80.

LETTER FROM THE PCCW BOARD

Executive Directors:	Registered office:
Li Tzar Kai, Richard (Chairman)	39th Floor, PCCW Tower
So Chak Kwong, Jack (Deputy Chairman and Group Managing Director)	TaiKoo Place 979 King’s Road
Yuen Tin Fan, Francis (Deputy Chairman)	Quarry Bay
Peter Anthony Allen	Hong Kong
Alexander Anthony Arena
Michael John Butcher
Chung Cho Yee, Mico
Lee Chi Hong, Robert

Non-Executive Directors:
Sir David Ford, KBE, LVO
The Hon Raymond George Hardenbergh Seitz

Independent Non-Executive Directors:
Prof Chang Hsin-kang
Dr Fung Kwok King, Victor
Dr The Hon Li Kwok Po, David, GBS, JP
Sir Roger Lobo, CBE, JP
Aman Mehta
26 March 2004
To the PCCW Shareholders

Dear Sir or Madam,

MAJOR TRANSACTION

PROPOSED TRANSFER OF
VARIOUS PROPERTY INTERESTS OF PCCW

INTRODUCTION

     On 5 March 2004, PCCW and DFG jointly announced the proposed transfer of various property interests of PCCW to DFG in the Announcement. A summary of the proposal is set out in the section headed “Executive Summary” in this circular. Further details of the Transaction are set out below.

LETTER FROM THE PCCW BOARD

THE ACQUISITION AGREEMENT

Date:

5 March 2004

Parties:

PCCW (as vendor)

DFG (as purchaser)

Subject matter of sale and purchase:

     The Sale Shares and the Sale Assets.

     The Sale Shares and the Sale Assets are warranted to be sold or procured to be sold by PCCW free from any encumbrance or other security.

     The Sale Shares and the Sale Assets represent, in essence, the PCCW Group’s ownership of the companies holding PCP Beijing, PCCW Tower, other investment properties and related property and facilities management companies, including the Cyberport Developer and its interests in the Cyberport Project. In addition, PCCW will grant the Redevelopment Right to DFG (through the Property Group).

Consideration:

     The aggregate consideration for the sale and purchase of the Sale Shares and the Sale Assets, which amounts to HK$6,557 million, will be satisfied:

(a)	as to HK$2,967 million by the issue and allotment of the Consideration Shares at an issue price of HK$1.80 per Reorganised DFG Share (credited as fully paid) by DFG to PCCW (or as it may direct); and

(b)	as to the remaining HK$3,590 million by the issue of the Convertible Notes, credited as fully paid at its full face value, by DFG to PCCW (or as it may direct),

at Completion.

     Based on the average closing price of Existing DFG Shares during the period of 30 trading days up to the Last Trading Day and the Latest Practicable Date respectively, the Consideration Shares would have a market value of approximately HK$6,016.4 million and approximately HK$8,373.5 million, respectively.

LETTER FROM THE PCCW BOARD

     As part of the Property Group, PCCW will also transfer ownership of the Cyberport Developer to DFG along with the Cyberport Developer’s continuing role in the development of the Cyberport Project (though the obligations of the Cyberport Developer and PCCW in the Cyberport Project will remain the same following Completion). The total consideration for the Transaction does not involve any payment by DFG for the Cyberport Project, as the consideration for that part of the Transaction is only represented by the Cyberport Developer’s obligation to repay the Cyberport Loan on a non-recourse basis, as described in the section headed “Loans and Cyberport Loan” below. In addition, PCCW will grant the Redevelopment Right to DFG (through the Property Group), where the total consideration for the Transaction also does not involve any payment by DFG for the Redevelopment Right itself.

     The number of Consideration Shares (i.e. approximately 1,648 million new Reorganised DFG Shares after completion of the Capital Reorganisation) represent approximately 1,419.4% of the existing issued share capital of DFG (and approximately 93.4% of the Enlarged DFG Capital), taking into account the effect of the 10:1 share consolidation in the Capital Reorganisation.

     The consideration was determined after arm’s length negotiations, taking into account the independent valuations of the underlying properties of the Property Group and the Queen’s Road Exchange performed by CBRE of approximately HK$6,756.5 million as at 31 December 2003. Despite the discount for the consideration compared to the independent valuations, and taking into account the value of the Sale Shares and the Sale Assets (including the amount of the Loans), the PCCW Board believes that the consideration is fair and reasonable to PCCW in the context of the Transaction as a whole.

     The issue price of the Consideration Shares of HK$1.80 per Reorganised DFG Share (taking into account the effect of the 10:1 share consolidation in the Capital Reorganisation) represents:

(i)	a discount of approximately 62.5% from HK$4.80, being the adjusted closing price of the Existing DFG Shares on the Stock Exchange on the Last Trading Day;

(ii)	a discount of approximately 63.0% from HK$4.87, being the adjusted average closing price of Existing DFG Shares on the Stock Exchange during the period of 10 trading days up to the Last Trading Day;

(iii)	a discount of approximately 50.7% from HK$3.65, being the adjusted average closing price of Existing DFG Shares on the Stock Exchange during the period of 30 trading days up to the Last Trading Day;

(iv)	a discount of approximately 70.5% from HK$6.10, being the adjusted closing price of the Existing DFG Shares on the Stock Exchange on the Latest Practicable Date,

(v)	a discount of approximately 74.8% from HK$7.13, being the adjusted average closing price of Existing DFG Shares on the Stock Exchange during the period of 10 trading days up to the Latest Practicable Date;

LETTER FROM THE PCCW BOARD

(vi)	a discount of approximately 64.6% from HK$5.08, being the adjusted average closing price of Existing DFG Shares on the Stock Exchange during the period of 30 trading days up to the Latest Practicable Date; and

(vii)	a premium of approximately 13.2% to the latest adjusted audited net tangible assets of DFG of HK$1.59 per Existing DFG Share as at 31 March 2003.

Note:	The closing prices of the Existing DFG Shares and the latest audited net tangible assets value per Existing DFG Share referred to above have been adjusted to take into account the effect of the 10:1 share consolidation in the Capital Reorganisation, as the Consideration Shares to be issued are new Reorganised DFG Shares after implementation of the Capital Reorganisation

     An application will be made by DFG for the listing of, and permission to deal in, the Consideration Shares.

     A summary of the terms of the Convertible Notes is set out in the section headed “Summary of the terms and conditions of the Convertible Notes” below.

Conditions precedent:

     Completion is subject to, among others, a number of conditions precedent, the principal ones are summarised as follows:

1.	the passing of resolutions by the DFG Shareholders at a general meeting including approving the Capital Reorganisation and the increase in the authorised share capital of DFG from HK$11,612,654.06 to HK$1,000,000,000 by the creation of an additional 9,883,873,460 Reorganised DFG Shares and the Capital Reorganisation becoming effective;

2.	approval by the DFG Shareholders of: (a) the acquisition by DFG of the Sale Shares and the Sale Assets; (b) the issue and allotment of the Consideration Shares to PCCW (or as it may direct); (c) the issue of the Convertible Notes to PCCW (or as it may direct); (d) the issue and allotment of Reorganised DFG Shares which may be issued upon any exercise of the conversion rights under the Convertible Notes; and (e) all other transactions contemplated under the Acquisition Agreement, at a general meeting of DFG;

3.	approval by the PCCW Shareholders of: (a) the disposal by PCCW of the Sale Shares and the Sale Assets; and (b) all other transactions contemplated under the Acquisition Agreement, at a general meeting of PCCW;

4.	the passing of an ordinary resolution by an independent DFG Shareholders’ vote (within the meaning of Note 1 of the Notes on dispensations from Rule 26 of the Takeovers Code or as may be required by the Executive) taken by way of a poll approving the Share Whitewash Waiver, and the Executive granting such a waiver;

5.	the passing of an ordinary resolution by an independent DFG Shareholders’ vote (within the meaning of Note 1 of the Notes on dispensations from Rule 26 of the Takeovers Code or as may be required by the Executive) taken by way of a poll approving the Convertible Note Whitewash Waiver, and the Executive granting such a waiver;

LETTER FROM THE PCCW BOARD

6.	the Listing Committee of the Stock Exchange granting the listing of and permission to deal in the Consideration Shares and the Reorganised DFG Shares which may be issued upon any exercise of the conversion rights under the Convertible Notes;

7.	the compliance with announcement and DFG Shareholders’ approval requirements under the Listing Rules or otherwise of the Stock Exchange in relation to present and future transactions contemplated at present with PCCW and/or any of its subsidiaries and/or their respective associates (both present and immediately after Completion) which will constitute connected transactions of DFG following Completion, including, if required, the approval by independent DFG Shareholders in respect of those connected transactions;

8.	the fulfilment by DFG of any other requirements of the Stock Exchange in relation to the sale and purchase of the Sale Shares and the Sale Assets, the issue of the Consideration Shares, the issue of the Convertible Notes and the other transactions contemplated under the Acquisition Agreement;

9.	(where required) the Bermuda Monetary Authority granting its permission for the issue of the Consideration Shares and the Convertible Notes and the issue of Reorganised DFG Shares which may be issued upon any exercise of the conversion rights under the Convertible Notes;

10.	the obtaining of all Consents from government or regulatory authorities or third parties which are necessary or desirable in connection with the execution and performance of the Acquisition Agreement and any of the transactions contemplated under the Acquisition Agreement;

11.	completion of legal and financial due diligence on the DFG Group to the reasonable satisfaction of PCCW;

12.	completion of legal and financial due diligence on the Property Group to the reasonable satisfaction of DFG; and

13.	all the Consents referred to above remaining in full force and effect as at Completion.

     PCCW and DFG may jointly waive the condition precedent in item 10 above at any time if it is agreed that the Consents which have not been obtained are not material to the business of the DFG Group and the Property Group taken as a whole.

     The conditions precedent in items 4, 5 and 11 can be waived by PCCW and item 12 can be waived by DFG, respectively. All the other conditions precedent above cannot be waived (unless PCCW and DFG so agree), but the conditions precedent in items 1 to 3 and 6 will not be waived in any event (except the part concerning the Capital Reorganisation) and the condition precedent in item 4 cannot be waived by PCCW unless it has demonstrated to the satisfaction of the Executive that it has sufficient financial resources to fulfil its obligations under Rule 26 of the Takeovers Code.

LETTER FROM THE PCCW BOARD

     As the Executive has indicated that it will not consider granting the Convertible Note Whitewash Waiver (without, amongst others, sufficient information on the shareholding structure of DFG prior to and after such conversion), PCCW will waive before the SGM that requirement as a condition precedent to Completion.

Completion:

     Completion is to take place on the fifth Business Day after all the conditions precedent have either been fulfilled or waived. It is expected that Completion would take place within 75 days after the date of the Acquisition Agreement.

     If any of the conditions precedent to Completion has not been fulfilled (or waived by the parties) by 30 June 2004 (or such other date as the parties to the Acquisition Agreement may agree), the Acquisition Agreement will lapse and be terminated and thereafter all rights, obligations and liabilities of all parties thereto will cease and determine except for antecedent breaches.

Additional Matters:

Loans and Cyberport Loan

     The Loans of approximately HK$3,529 million to be assigned to DFG at Completion represent part of the shareholder loans owing by the relevant members of the Property Group to PCCW. After Completion, the Loans will be owed to DFG. However, the Cyberport Loan will continue to be owed by the Cyberport Developer to the PCCW Group and is repayable on demand.

     Pursuant to the Acquisition Agreement, DFG has undertaken to procure that the Cyberport Loan is repaid in priority to all other debts of the Cyberport Developer as and when the Cyberport Developer has the funds to repay all or part of the Cyberport Loan. The Cyberport Loan was used to part finance the development of the Cyberport Project. Since this is an unsecured non-interest bearing and non-recourse loan, PCCW and DFG have agreed that the financing arrangement stays in place. Such arrangement will not be subject to any disclosure or shareholders approval requirement pursuant to Rule 14A.11(5) of the revised Listing Rules which will come into effect on 31 March 2004. The Cyberport Loan amounted to approximately HK$4,503 million as at 31 January 2004.

Redevelopment Right

     As part of the Transaction, PCCW has undertaken to procure that the Redevelopment Right is granted to a wholly-owned subsidiary of Property Holdco, subject to and with effect from Completion.

Accrued Profit

     When the Cyberport Loan has been repaid, the Cyberport Developer will also pay, out of its surplus funds, an amount equivalent to its audited accounting profit (accrued up to the date of Completion) in respect of the Cyberport Project to PCCW.

LETTER FROM THE PCCW BOARD

SUMMARY OF THE TERMS AND CONDITIONS OF THE CONVERTIBLE NOTES

       The principal terms of the Convertible Notes are summarised below:

Issuer:

      DFG

Principal amount:

     HK$1,170 million of Tranche A Note and HK$2,420 million of Tranche B Note, credited as fully paid at their face values as satisfaction in part of the consideration for the Sale Shares and the Sale Assets.

Maturity date:

     Unless previously converted, the outstanding principal amount of the Convertible Notes (together with all unpaid and accrued interest) will be repaid by DFG upon its maturity on the seventh (in the case of the Tranche A Note) or tenth (in the case of the Tranche B Note) anniversary of the date of issue of the Convertible Notes. The Tranche A Note will be redeemed at 100% of the then outstanding principal amount, whilst the Tranche B Note will be redeemed at 120% of the then outstanding principal amount.

Coupon:

     The Tranche A Note will bear no interest, but the Tranche B Note will bear a coupon from its date of issue at the rate of 1% per annum, which will be payable once every six months in arrears on the principal amount of the Tranche B Note outstanding from time to time.

Conversion rights:

     The outstanding principal amount of the Convertible Notes or any part thereof may, at the discretion of the holders, be converted into new Reorganised DFG Shares to be issued to the holder of the Convertible Notes (or as it may direct) at any time and from time to time on or after the date of issue (but on or prior to the maturity date) at the relevant conversion price (which is initially HK$2.25 per Reorganised DFG Share in the case of the Tranche A Note and HK$3.60 per Reorganised DFG Share in the case of the Tranche B Note, subject to adjustment).

     No fraction of a Reorganised DFG Share will be issued on conversion, but (except in cases where any such cash payment would amount to less than HK$10) a cash payment will be made to the holder of the Convertible Notes in respect of such fraction.

LETTER FROM THE PCCW BOARD

     Assuming that the entire principal amount of the Convertible Notes is converted at their initial conversion price, a total of approximately 1,192.2 million new Reorganised DFG Shares will be issued (representing approximately 1,026.7% of the existing issued capital of DFG and approximately 40.32% of DFG’s issued share capital as enlarged by the issue of the Consideration Shares and the new Reorganised DFG Shares to be issued upon the exercise of all conversion rights attaching to the Convertible Notes on that basis, taking into account the effect of the 10:1 share consolidation in the Capital Reorganisation).

Ranking of shares to be issued upon conversion:

     The Reorganised DFG Shares to be issued by DFG upon any exercise of the conversion rights under the Convertible Notes will rank pari passu in all respects with all other Reorganised DFG Shares in issue on the date of the conversion notice and will be entitled to all dividends, bonuses and other distributions the record date of which falls on a date on or after the date of the conversion notice.

Conversion price:

     The initial conversion price of HK$2.25 and HK$3.60 per Reorganised DFG Share (in respect of the Tranche A Note and the Tranche B Note respectively), subject to adjustment in accordance with the terms of the Convertible Notes (e.g. for dilutive events such as DFG issuing shares or other securities convertible into shares, where such shares are to be issued at less than 95% of the then market price), was determined after arm’s length negotiations.

     The initial conversion price of HK$2.25 and HK$3.60 per Reorganised DFG Share (taking into account the effect of the 10:1 share consolidation in the Capital Reorganisation) respectively represents:

(i)	a discount of approximately 53.1% and 25.0% from HK$4.80, being the adjusted closing price of the Existing DFG Shares on the Stock Exchange on the Last Trading Day;

(ii)	a discount of approximately 53.8% and 26.1% from HK$4.87, being the adjusted average closing price of Existing DFG Shares on the Stock Exchange during the period of 10 trading days up to the Last Trading Day;

(iii)	a discount of approximately 38.4% and 1.4% from HK$3.65, being the adjusted average closing price of Existing DFG Shares on the Stock Exchange during the period of 30 trading days up to the Last Trading Day;

(iv)	a discount of approximately 63.1% and 41.0% from HK$6.10, being the adjusted closing price of the Existing DFG Shares on the Stock Exchange on the Latest Practicable Date;

(v)	a discount of approximately 68.4% and 49.5% from HK$7.13, being the adjusted average closing price of Existing DFG Shares on the Stock Exchange during the period of 10 trading days up to the Latest Practicable Date;

LETTER FROM THE PCCW BOARD

(vi)	a discount of approximately 55.7% and 29.2% from HK$5.08, being the adjusted average closing price of Existing DFG Shares on the Stock Exchange during the period of 30 trading days up to the Latest Practicable Date; and

(vii)	a premium of approximately 41.5% and 126.4% to the latest adjusted audited net tangible assets of DFG of HK$1.59 per Existing DFG Share as at 31 March 2003.

Note:	The closing prices of the Existing DFG Shares and the latest audited net tangible assets value per Existing DFG Share referred to above have been adjusted to take into account the effect of the 10:1 share consolidation in the Capital Reorganisation, as the shares to be issued upon the exercise of conversion rights attaching to the Convertible Notes are the new Reorganised DFG Shares after implementation of the Capital Reorganisation.

Voting:

     The holder of the Convertible Notes will not be entitled to receive notice of, attend or vote at general meetings of DFG by reason only of it being a holder of the Convertible Notes.

Transferability:

     Subject to the relevant laws and other requirements, the Convertible Notes are freely transferable. The outstanding principal amount of the Convertible Notes may be transferred in full or in part (but only in multiples of HK$1,000,000 if in part).

     DFG has undertaken to the Stock Exchange to promptly notify it upon DFG becoming aware of any dealings with the Convertible Notes by any connected person (as defined in the Listing Rules) of DFG.

Listing:

     No application will be made for the listing of the Convertible Notes on the Stock Exchange or any other stock exchange. Application will be made to the Stock Exchange for the listing of, and permission to deal in, the Reorganised DFG Shares falling to be issued on any exercise of the conversion rights attaching to the Convertible Notes.

LETTER FROM THE PCCW BOARD

SHAREHOLDING STRUCTURES PRIOR TO AND AFTER COMPLETION

     The following charts show the respective shareholding structures of Property Holdco and DFG immediately prior to Completion:

     The following chart shows the shareholding structures of Property Holdco and DFG immediately following Completion, but before exercise of any conversion rights under the Convertible Notes:

     The following chart shows the proforma shareholding structures of Property Holdco and DFG immediately following Completion, as if the Convertible Notes are fully converted at their initial conversion prices:

Notes:
(i)	The percentage figures shown in all of the above charts are approximate percentages rounded to 2 decimal places.

(ii)	All of the above charts assume that there are no other changes in DFG’s issued share capital after the Latest Practicable Date.

LETTER FROM THE PCCW BOARD

(iii)	CSH’s holding of Reorganised DFG Shares immediately after Completion will be regarded as being held in public hands under the Listing Rules, as it would no longer be a substantial shareholder of DFG.

(iv)	As at the Latest Practicable Date, Dr. Chan held 2,520,900 Existing DFG Shares (equivalent to 252,090 Reorganised DFG Shares after the Capital Reorganisation). Besides, Dr. Chan is the controlling shareholder of ITC Corporation Limited (“ITC”), which is the holding company of Paul Y. ITC Construction Holdings Limited (“Paul Y.”). Hanny Holdings Limited (“Hanny”) is an associated company of ITC but is not controlled by ITC for the purposes of the Listing Rules and the Takeovers Code. Paul Y. and Hanny each has an approximately 29.88% equity interest in CSH. Therefore, Dr. Chan is deemed to be interested in approximately 29.88% of the issued share capital of CSH as at the date of this circular. Save for Dr. Chan, none of the directors or chief executive of DFG, nor any of their associates, had any interest in the securities of DFG.

(v)	Save as stated in (iv) above, none of the directors, chief executive or substantial shareholders of DFG or PCCW, nor any of the respective subsidiaries of DFG or PCCW, nor any of their respective associates or PCCW’s Concert Parties, had any interest in the securities of DFG.

     It is the intention of PCCW to maintain the listing of the Reorganised DFG Shares on the Stock Exchange after Completion. Accordingly, PCCW and DFG have each undertaken to the Stock Exchange to use their best endeavours to take appropriate steps to ensure that, as soon as possible following issuance of the Consideration Shares upon Completion, the public float of DFG will not be less than 25% after Completion. Further details are set out in the section “Maintenance of the Listing of DFG” below.

CONNECTION AMONG THE PARTIES

     The PCCW Group currently holds no interests in the issued share capital of DFG or any member of the DFG Group.

     No director of PCCW or PCCW’s subsidiaries is also a director of DFG or DFG’s subsidiaries.

     PCCW is not a connected person of DFG and is independent of and not connected or acting in concert with DFG or any of the directors, chief executive or substantial shareholders of DFG or its subsidiaries or any of their respective associates. DFG is not a connected person of PCCW and is independent of and not connected or acting in concert with PCCW or any of the directors, chief executive or substantial shareholders of PCCW or its subsidiaries or any of their respective associates.

     The PCCW Group has not engaged in any dealings in the securities of DFG in the period commencing from six months before the date of the Announcement and ending on the Latest Practicable Date. So far as PCCW is aware and save as disclosed in the circular by DFG to the DFG Shareholders in respect of the Transaction, PCCW’s Concert Parties currently hold no interests in the issued share capital of DFG and have not engaged in any dealings in the securities of DFG in the period commencing from six months before the date of the Announcement and ending on the Latest Practicable Date.

LETTER FROM THE PCCW BOARD

INFORMATION ON THE PROPERTY GROUP AND THE SALE ASSETS

     The Sale Shares and the Sale Assets represent, in essence, the PCCW Group’s ownership of the companies holding PCP Beijing, PCCW Tower, other investment properties and related property and facilities management companies, including the Cyberport Developer and its interests in the Cyberport Project. In addition, PCCW will grant the Redevelopment Right to DFG (through the Property Group).

     The Property Group manages an infrastructure and property portfolio in Hong Kong and Greater China including all of the property development, investment, property and facilities management functions for the PCCW Group.

     After the Transaction, PCCW is not expected to directly engage in any property related businesses or compete with DFG. The DFG Group will continue to provide existing property and facilities management functions and lease premises to the PCCW Group.

     The Property Group’s property portfolio includes:

Property Development — Cyberport

     In May 2000, PCCW and the Cyberport Developer signed an agreement with the Government under which the Cyberport Developer was granted the exclusive right and obligation to design, develop, construct and market the Cyberport, a project which is located on approximately 24 hectares at Telegraph Bay on Hong Kong Island. The Cyberport consists of specially designed commercial space dedicated to high-technology industries with related retail, residential, recreational and educational facilities.

     This technology-themed project is being built to create a business environment with which Hong Kong can attract and retain promising information technology and related businesses. The Cyberport contains a wide range of information technology facilities including a network operations center, a digital media center and a central data exchange, all connected by an internal private network.

     Under the project agreement, the Government has provided the site, while the Cyberport Developer is responsible for the provision and procurement of funds to complete the project. PCCW and the Cyberport Developer did not acquire or pay for the Government’s land and, accordingly, does not have title to the site.

     The Cyberport Project consists of two “Portions” and several phases. The “Cyberport Portion” includes office towers, a retail center, a hotel and ancillary facilities. This portion will be handed over to the Government on completion. Other than the right to develop the Cyberport Portion, neither PCCW nor the Cyberport Developer has ownership rights in it nor will they receive rental or other project income from it.

     The first two phases of the Cyberport Portion, consisting of office and retail premises, were completed on schedule in 2002. The remaining of the Cyberport campus, comprising office space, the retail centre and Le Meridien Cyberport, will be completed before the end of 2004.

LETTER FROM THE PCCW BOARD

     Construction of the “Residential Portion” commenced in 2002. It consists of approximately 2,900 units, which are expected to be completed in phases between 2004 and 2007. The development right entitles the Cyberport Developer to receive a percentage of the surplus proceeds from the sale of units in the Residential Portion. These proceeds will be shared by the Government and the Cyberport Developer based on a ratio determined by their respective contributions to the Cyberport Project as described below. The residential units may be pre-sold prior to their completion. Pre-sales of units for the initial phase commenced in the first quarter of 2003.

     PCCW and the Cyberport Developer have agreed to design, develop and construct the Cyberport Project for a maximum fixed cost of approximately HK$15.8 billion, subject to certain adjustments, in accordance with an agreed timetable. The maximum fixed cost was based on a cost assessment conducted by professional quantity surveyors. PCCW and the Cyberport Developer are obligated to fund the entire cost of the Cyberport Project, as well as other project expenses, to the extent that these costs and expenses are not funded by the sale or pre-sale proceeds from units in the Residential Portion or other specified project income. PCCW and the Cyberport Developer are also obligated to fund certain other expenses and any cost overruns, which include any costs above the maximum fixed cost. Cost overruns and these other expenses must be funded by PCCW and the Cyberport Developer using their own resources and cannot be funded by pre-sale or sale proceeds from the units in the Residential Portion or other project income.

     PCCW has so far invested (through the Cyberport Developer) approximately HK$4.5 billion in the Cyberport Project. Under the project agreement, proceeds from the sale of the Residential Portion units and other agreed project income will be used to pay: (i) construction costs of the Cyberport Portion first, and then construction costs of the Residential Portion; and (ii) certain other agreed project expenses and other items, all in priorities specified in the project agreement. After the payment of these items and setting aside agreed reserves, and after completion of the Cyberport Portion, the surplus of the proceeds arising from the sale of the units in the Residential Portion will be shared between the Cyberport Developer and the Government based on the ratio of their respective contributions to the Cyberport Project.

Property Investment Portfolio — Key buildings

PCP Beijing

     PCP Beijing is a prestigious development occupying a site area of 29,350 sq.m. The main building of the development consists of two office blocks (Towers A and B) and two residential blocks (Towers C and D), all located on a common 6-storey commercial podium (of which the upper basement forms part) and a lower basement for car parking purposes. There is an ancillary block with 7 car park floors. The complex including car park has 212,712 sq.m. of gross area. The four towers and the ancillary car park block were completed between 1998 and 2000 and the commercial podium was opened for business in 2001.

LETTER FROM THE PCCW BOARD

PCCW Tower

     PCCW Tower was completed in 1994 and forms part of an office and commercial complex in TaiKoo Place, Quarry Bay, Hong Kong. A portion of the ground to the 3rd floors, the whole of the 4th to the 18th floors, the 20th to 42nd floors, as well as certain basement car parks and the apportioned common areas of PCCW Tower, totalling approximately 620,147 sq.ft. of gross floor area, are held by the PCCW Group.

Other investment property

     Queen’s Road Exchange is a building, with a floor area of approximately 50,000 sq. ft., being used as a Telephone Exchange and other uses. With the existing surplus plot ratio, the site can be redeveloped into a commercial/residential property with additional floor area. Both the government lease and outline zoning permit such redevelopment.

Redevelopment Right of Telephone Exchanges

     Most of the existing Telephone Exchange sites being used primarily by the Exchange Company were granted by the Government by way of private treaty. In the future, the PCCW Group may seek the Government’s approval for redeveloping the sites to allow other uses. The Property Group will have a right of first refusal to jointly re-develop all of the PCCW Group’s local Telephone Exchanges if and when the PCCW Group is permitted by the Government to redevelop the local Telephone Exchanges for other use.

     Negotiations for the redevelopment of the Telephone Exchanges have not yet commenced, and there is no assurance that any such redevelopment right may be obtained and, if obtained, whether the terms of such redevelopment rights are commercially acceptable to the Property Group.

     As part of the Transaction, PCCW has undertaken to procure that the Redevelopment Right is granted to a wholly-owned subsidiary of Property Holdco, subject to and with effect from Completion. As the Redevelopment Right is in the nature of a right of first refusal to participate in any redevelopment of each relevant Telephone Exchange (if and when the relevant member of the PCCW Group obtains such redevelopment right in the future), it is uncertain whether DFG will (through that subsidiary of Property Holdco) exercise the right to participate. If the Redevelopment Right is not exercised, such decision has to be approved by the independent non-executive directors of DFG and an announcement would be made by DFG if and when appropriate. In that event, the PCCW Group may consider proceeding with the redevelopment of the relevant site itself or together with other parties.

Property and Facilities Management

     The Property Group’s property and facilities management operations provide support to the information technology and communications network of the PCCW Group and an associated company, as well as to the investment property portfolio and other premises occupied by the PCCW Group in Hong Kong and Greater China.

LETTER FROM THE PCCW BOARD

Summary Financial Information

     The audited results of the Property Group for the years ended 31 December 2002 and 31 December 2003 show a combined net profit after tax of approximately HK$95.5 million and approximately HK$2.7 million respectively (and a combined net profit before tax of approximately HK$155.1 million and approximately HK$32.5 million respectively).

     As at 31 December 2003, the audited combined net liability of the Property Group was approximately HK$372.6 million (which included approximately HK$2,441.6 million of shareholder loans owing to the PCCW Group which will be capitalised before Completion).

     The independent valuation of the Queen’s Road Exchange (which is not currently owned by the Property Group) was approximately HK$158.3 million as at 31 December 2003. The independent valuations of all the underlying properties of the Property Group and the Queen’s Road Exchange was approximately HK$6,756.5 million as at 31 December 2003. Further details of such independent valuations are set out in Appendix II to this circular.

INFORMATION ON PCCW

Business Overview

     PCCW is the largest telecommunications provider in Hong Kong and one of Asia’s leading integrated communications companies. PCCW provides key services in the areas of: integrated telecommunications; broadband solutions; connectivity; narrowband and interactive broadband (Internet Services); information technology solutions and services and infrastructure.

Financial and Trading Prospects

     Looking forward to 2004, an economic recovery appears to be gathering momentum in Hong Kong although the operating environment is expected to continue to be challenging.

     The PCCW Board believes that many of the innovative and aggressive actions which the PCCW Group is pursuing are positioning it well to deliver acceptable operating results over the medium-term. Contributions from the new products and services launched in 2003 and other new value-added services coming in 2004, such as multimedia applications and advanced new generation fixed-line services, will become more material this year.

     The PCCW Board expects that the PCCW Group’s core business will stabilise whilst broadband, value-added services, and the information technology business will continue to grow. This change in business mix over time could negatively impact the PCCW Group’s margin. Management will continue to maintain a regime of strict cost control and further lift operating efficiency.

LETTER FROM THE PCCW BOARD

     Leveraging the new brand name Unihub, and as CEPA (Closer Economic Partnership Arrangement) promises stronger economic ties between Hong Kong and mainland China, the PCCW Group will continue to actively increase its presence in mainland China.

     Further afield, the PCCW Group’s home-grown expertise in broadband technology and marketing is driving a wireless broadband business opportunity in the United Kingdom, with a soft launch planned for the second quarter of 2004. The PCCW Group’s United Kingdom wireless broadband experience, if successful, could provide an excellent basis for expansion into other markets, including mainland China.

Financial Effects of the Transaction

     The financial effects of the Transaction on the PCCW Group are set out in Appendix I to this circular.

INFORMATION ON DFG

Business Overview

     DFG is an investment holding company and its subsidiaries have been engaging in the manufacturing and trading of building materials, particularly ceramic tiles, and securities trading. Since July 2003, DFG diversified into natural gas supply, storage and related services.

Summary Financial Information

     The audited results of DFG for the years ended 31 March 2002 and 31 March 2003 show a consolidated net loss after tax and minority interests of approximately HK$459.0 million and approximately HK$113.2 million respectively (and a consolidated net loss before tax of approximately HK$489.3 million and approximately HK$126.1 million respectively). The unaudited results of DFG for the six months ended 30 September 2003 show a consolidated net loss after tax and minority interests of approximately HK$12.3 million (and a consolidated net loss before tax of approximately HK$10.7 million).

     The audited consolidated net asset value of DFG was approximately HK$184.6 million as at 31 March 2003 and the unaudited consolidated net asset value of DFG was approximately HK$172.4 million as at 30 September 2003.

LETTER FROM THE PCCW BOARD

REASONS FOR AND BENEFITS OF THE TRANSACTION

     The PCCW Board believes that the telecommunications and property businesses are inherently different in terms of the nature of the industry, competition, funding requirements, and management expertise. The Transaction will allow the two businesses to be run as separately listed companies, each focusing on its particular business. The management of PCCW will be able to focus on its core telecommunications business, while Property Holdco will, as a result of its acquisition by DFG, obtain an independent identity with its management focusing on property development. As part of a separately listed company, Property Holdco will be able to provide investors, research analysts and rating agencies with greater clarity on its business and financial position. The PCCW Board also believes that Property Holdco, as part of DFG, will be able to attract greater interest from investors focused on property, which will be beneficial both for Property Holdco and PCCW, as the controlling shareholder of DFG.

     The local economy and the property market have recently shown signs of recovery after facing severe downturn in early 2003. The DFG Board is optimistic about the prospects of the property market and considers that the Transaction will provide a solid ground for DFG to invest in prime residential and hospitality projects. The DFG Board also believes that the Transaction will enlarge DFG’s business scope, broaden its revenue stream and bring a positive contribution to DFG’s overall earnings in future.

     The DFG Group at present participates in the property market indirectly through its principal activities of manufacture and trading of building materials, particularly ceramic tiles. The Transaction affords the DFG Group the opportunity to take a significant direct position in the property and property development markets in Hong Kong.

     By entering into the Transaction, DFG has the opportunity to acquire in a single step a well established and profitable property business and increase its asset base and market capitalisation very substantially. The DFG Board considers that the DFG Group is acquiring both substantial and high quality assets, with the potential to enhance the DFG Group’s standing and reputation and to promote its future growth.

     The scope of business of the DFG Group will be expanded by virtue of the Transaction, where property development would then form a substantial part of its business. It is the current intention of PCCW that DFG will continue the existing principal business of DFG after Completion and PCCW has no plan to inject any assets of its own into the DFG Group or to redeploy any assets of the DFG Group immediately after Completion. PCCW will appoint new members who have expertise in property development and management to join the DFG Board. As the total consideration payable by DFG will be satisfied by issuance of the Consideration Shares and the Convertible Notes, the Transaction will not strain the liquidity of the DFG Group. In fact, the two tranches of Convertible Notes with respective maturity of seven years and ten years will provide further long term funding for the DFG Group.

     Based on the above reasons, both the PCCW Board and the DFG Board believe that the Transaction will be beneficial to PCCW and DFG, respectively.

LETTER FROM THE PCCW BOARD

TAKEOVERS CODE IMPLICATIONS OF THE TRANSACTION

     Immediately after the issue of the Consideration Shares at Completion but before any exercise of the conversion rights under the Convertible Notes, the aggregate shareholding of the PCCW Group in DFG will become approximately 93.4% of the Enlarged DFG Capital, assuming that there have been no other changes in the shareholdings in DFG since the Latest Practicable Date. As a result, under the Takeovers Code, PCCW will have an obligation to make a mandatory general offer following Completion to acquire all the Reorganised DFG Shares other than those already owned or agreed to be acquired by the PCCW Group, unless the Share Whitewash Waiver is obtained.

     Even if the percentage shareholding of the PCCW Group at Completion is lower than that level because of any other changes in shareholding in DFG (including any transactions to maintain the public float of Reorganised DFG Shares as referred to in the section “Maintenance of the Listing of DFG” below), as long as the aggregate percentage shareholding in DFG held by the PCCW Group and its Concert Parties is 30% or above, that obligation to make a mandatory general offer will still arise under the Takeovers Code following Completion, unless the Share Whitewash Waiver is obtained. As the terms of the possible placing (including the timing, the size and the price) by DFG and/or PCCW have not yet been finalised, it is uncertain whether the PCCW Group’s shareholding in DFG will drop below any particular level at any particular time.

     In addition, upon the issue and allotment of Reorganised DFG Shares to the PCCW Group pursuant to a partial or full exercise of the conversion rights under the Convertible Notes, the shareholding of the PCCW Group in DFG may increase by more than 2% from its lowest collective percentage shareholding in the then preceding 12 month period. In such event, and if such lowest collective percentage shareholding is at or above 30% but at or below 50%, under the Takeovers Code, PCCW will have an obligation to make a mandatory general offer to acquire all the Reorganised DFG Shares other than those already owned or agreed to be acquired by the PCCW Group, unless the Convertible Note Whitewash Waiver is obtained. As the Convertible Notes have a conversion term of up to 10 years, it is uncertain whether the PCCW Group’s shareholding in DFG may drop below any particular level at any particular time. Thus, the Convertible Note Whitewash Waiver was contemplated in order to protect PCCW’s conversion rights under the Convertible Notes. As the Executive has indicated that it will not consider granting such a waiver (without, amongst others, sufficient information on the shareholding structure of DFG prior to and after such conversion), PCCW will waive before the SGM the Convertible Note Whitewash Waiver as a condition precedent to Completion.

     An application will be made to the Executive for the Share Whitewash Waiver under Note 1 of the Notes on dispensation from Rule 26 of the Takeovers Code.

LETTER FROM THE PCCW BOARD

     CSH is the controlling shareholder of DFG holding approximately 43.06% of the DFG’s issued share capital. The Chairman of DFG, Dr. Chan, also holds beneficially approximately 0.22% of the issued share capital of DFG. Dr. Chan is also the Chairman of CSH. There are two common directors on the board of both CSH and DFG, namely Dr. Chan and Dr. Yap, Allan but Dr. Yap, Allan has no shareholding in DFG. Accordingly, except for Dr. Chan who has a direct personal interest in DFG and who was involved in the negotiation of the Transaction in his capacity as chairman of DFG, no other shareholders of DFG are interested in the Transaction (other than as a DFG Shareholder). The representatives of the board of directors of CSH on the DFG Board were only involved in the discussion of the Transaction in their capacity as directors or employees of DFG. All DFG Shareholders are entitled to vote on the Transaction, except that any DFG Shareholders who are PCCW’s Concert Parties will not be allowed to vote on the Share Whitewash Waiver. Further, any DFG Shareholders who are otherwise involved in or interested in the Transaction, other than as a DFG Shareholder, and parties acting or presumed to be acting in concert with them, will not be allowed to vote on the Share Whitewash Waiver. PCCW understands that Dr. Chan and CSH and their respective Concert Parties must abstain from voting on the Share Whitewash Waiver.

     It is a condition precedent to Completion that the Share Whitewash Waiver be obtained. However, there is no assurance that the approval by independent DFG Shareholders will be obtained. If the Share Whitewash Waiver is not available for any reason, the Transaction will not become unconditional and will not proceed (unless that condition is Waived).

MAINTENANCE OF THE LISTING OF DFG

     The PCCW Group currently holds no interest in the issued share capital of DFG. Immediately after the issue of the Consideration Shares at Completion but before any exercise of the conversion rights under the Convertible Notes, and assuming that there have been no other changes in the issued share capital of DFG after the Latest Practicable Date, the PCCW Group will hold approximately 93.4% of DFG’s Enlarged DFG Capital. Accordingly, in the absence of other changes in the shareholdings in DFG, DFG will become a subsidiary of PCCW immediately after Completion.

     It is the intention of PCCW to maintain the listing of the Reorganised DFG Shares on the Stock Exchange after Completion. It is the current intention of PCCW that DFG will continue the existing principal business of DFG after Completion.

     Accordingly, PCCW and DFG have each undertaken to the Stock Exchange to use their best endeavours to take appropriate steps to ensure that, as soon as possible following issuance of the Consideration Shares upon Completion, the public float of DFG will not be less than 25% after Completion.

     PCCW has also undertaken to the Stock Exchange not to exercise the conversion rights under the Convertible Notes to the extent that such conversion would result in insufficient public float of DFG. It is currently intended that steps will be taken with a view to increasing the public float, including effecting possible placing of Reorganised DFG Shares by DFG and/or PCCW. Arrangements relating to the possible placing by DFG and/or PCCW may be entered into at any time from the Latest Practicable Date to Completion, or thereafter. An announcement will be made when a definitive agreement for such placing has been entered into.

LETTER FROM THE PCCW BOARD

     The Stock Exchange has stated that if, at the date of Completion, less than 25% of the Reorganised DFG Shares are held by the public or if the Stock Exchange believes that:

  a false market exists or may exist in the trading in the Reorganised DFG Shares; or

  there are too few Reorganised DFG Shares in public hands to maintain an orderly market,

then it will consider exercising its discretion to suspend trading in the Reorganised DFG Shares until a sufficient public float is attained. In this connection, it should be noted that upon Completion, there may be insufficient public float for the Reorganised DFG Shares and therefore trading in the Reorganised DFG Shares may be suspended until a sufficient level of public float is attained.

     If DFG remains a listed company, the Stock Exchange will closely monitor all future acquisitions or disposals of assets by DFG. The Stock Exchange has indicated that it has the discretion to require DFG to issue an announcement and a circular to the DFG Shareholders irrespective of the size of the proposed transactions, particularly when such proposed transactions represent a departure from the principal activities of DFG. The Stock Exchange also has the power, pursuant to the Listing Rules, to aggregate a series of transactions of DFG and any such transactions may result in DFG being treated as if it were a new listing applicant as set out in the Listing Rules.

PROPOSED CAPITAL REORGANISATION BY DFG

     DFG intends to put forward for approval by the DFG Shareholders at the SGM resolution(s) to approve, subject to the conditions set out below, the Capital Reorganisation pursuant to which:

(a)	every issued Existing DFG Share of HK$0.40 each will be reduced in value by cancelling HK$0.39 of the capital paid up on each issued Existing DFG Share so as to form (after a 10:1 consolidation) one Reorganised DFG Share of HK$0.10 and the cancellation of each unissued Existing DFG Share;

(b)	an amount of approximately HK$47.14 million standing to the credit of the share premium account of DFG as at the date of the Announcement will be cancelled; and

(c)	the aggregate amount of the credit balance of the share premium account of DFG as at the date of the Announcement and the credit arising from the Capital Reorganisation, which is expected to be approximately HK$500.03 million, will be transferred to the contributed surplus account of DFG.

     That credit will be used to set off against the accumulated losses of DFG. According to the audited accounts of DFG as at 31 March 2003, the accumulated losses of DFG as at that date amounted to approximately HK$559.34 million.

LETTER FROM THE PCCW BOARD

Conditions of the Capital Reorganisation

    The Capital Reorganisation will be conditional upon:

(a)	the passing at the SGM of a special resolution approving the Capital Reorganisation;

(b)	the Listing Committee of the Stock Exchange granting listing of, and permission to deal in, the Reorganised DFG Shares in issue; and

(c)	compliance by DFG with the requirements of Section 46(2) of the Companies Act 1981 of Bermuda.

     None of the above conditions are waivable if the Capital Reorganisation proceeds. It is a condition precedent of Completion that the Capital Reorganisation is approved, but that part of the condition precedent may be waived (for the purpose of Completion) with the consent of both PCCW and DFG.

Effect of the Capital Reorganisation

     The DFG Board is of the view that save for the expenses to be incurred in relation to the Capital Reorganisation, the implementation of the Capital Reorganisation will not, by itself, alter the net asset value, business operations, management or financial position of the DFG Group or the proportionate interests of DFG Shareholders and is in the interests of DFG and the DFG Shareholders as a whole.

     The Reorganised DFG Shares after the Capital Reorganisation will rank pari passu in all respects with each other.

Increase in Authorised Share capital

     The authorised share capital of DFG consists of 1,500,000,000 Existing DFG Shares, of which 1,161,265,406 Existing DFG Shares were in issue as at the Latest Practicable Date. There are no outstanding warrants, options or other securities convertible into shares of DFG.

     As part of the Capital Reorganisation, the authorised but unissued share capital of DFG will be cancelled. Accordingly, in order to allow for the issue of the Consideration Shares, the Reorganised DFG Shares which fall to be issued upon conversion of the Convertible Notes and any other future issues of Reorganised DFG Shares, the DFG Board proposes to increase (upon the Capital Reorganisation becoming effective) the authorised share capital of DFG from HK$11,612,654.06 to HK$1,000,000,000 by the creation of an additional 9,883,873,460 Reorganised DFG Shares.

LETTER FROM THE PCCW BOARD

GENERAL

     For DFG, the Transaction constitutes a major transaction under the Listing Rules, which requires DFG Shareholders’ approval. All DFG Shareholders are entitled to vote on the Transaction, except that any DFG Shareholders who are PCCW’s Concert Parties will not be allowed to vote on the Share Whitewash Waiver. Further, any DFG Shareholders who are otherwise involved in or interested in the Transaction, other than as a DFG Shareholder, and parties acting or presumed to be acting in concert with them, will not be allowed to vote on the Share Whitewash Waiver. PCCW understands that Dr. Chan and CSH and their respective Concert Parties must abstain from voting on the Share Whitewash Waiver.

     For PCCW, the Transaction constitutes a major transaction under the Listing Rules, which requires PCCW Shareholders’ approval. All PCCW Shareholders are entitled to vote on the Transaction.

     PCCW Shareholders and potential investors should note that the Transaction, which is subject to a number of conditions precedent, may or may not be completed. In particular, the Transaction is subject to, among others, a condition precedent that the Share Whitewash Waiver be obtained, and thus if the Share Whitewash Waiver is not available for any reason and a mandatory general offer is required to be made following Completion, the Transaction will not proceed (unless that condition is Waived).

     PCCW Shareholders and potential investors are reminded to exercise caution when dealing in the securities of PCCW.

EGM

     There is set out on pages 62 to 63 of this circular a notice convening the EGM to be held at 11:00 a.m. on Thursday, 29 April 2004 at which an ordinary resolution will be proposed to the PCCW Shareholders to approve the Transaction. As mentioned in the section “Reasons for and Benefits of the Transaction” above, the PCCW Board believes that the Transaction when effected on its terms under the Acquisition Agreement will be beneficial to PCCW. Accordingly, the resolution at the EGM for the approval of the Transaction is being proposed.

     A form of proxy for use at the EGM is also enclosed. Whether or not you are able to attend the EGM, you are requested to complete and sign the enclosed form of proxy in accordance with the instructions printed thereon, and to lodge it with the Company’s Share Registrars, Computershare Hong Kong Investor Services Limited, at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, as soon as possible but in any event not later than 48 hours before the time appointed for the holding of the EGM or any adjourned meeting (as the case may be), otherwise the form of proxy will not be treated as valid. Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM or any adjourned meeting should you so wish.

LETTER FROM THE PCCW BOARD

RECOMMENDATION

     The PCCW Board considers that the terms of the Transaction are fair and reasonable so far as the PCCW Shareholders are concerned. Accordingly, the PCCW Board recommends the PCCW Shareholders to vote in favour of the resolution to be proposed at the EGM to approve the Transaction.

ADDITIONAL INFORMATION

     Your attention is also drawn to the additional information set out in the appendices to this circular and the notice of the EGM.

Yours faithfully,
By Order of the Board
PCCW Limited
Yuen Tin Fan, Francis
Deputy Chairman

APPENDIX I	FINANCIAL INFORMATION ON THE PCCW GROUP

1. INDEBTEDNESS

     At the close of business on 31 January 2004, being the latest practicable date for the purpose of preparing this indebtedness statement prior to the printing of this circular, the PCCW Group had outstanding borrowings of approximately HK$35,518 million which comprised of long term secured bank borrowings of approximately HK$1,070 million, short term secured bank borrowings of approximately HK$154 million, short term unsecured bank borrowings of approximately HK$39 million, long term unsecured bank borrowings of approximately HK$3,022 million, long term unsecured guaranteed notes of approximately HK$17,192 million, secured convertible note of approximately HK$441 million, unsecured guaranteed convertible bonds of approximately HK$12,036 million, redemption premium on unsecured guaranteed convertible bonds of approximately HK$1,366 million, other secured loan of approximately HK$187 million and unsecured amounts due to minority shareholders of subsidiaries of approximately HK$11 million.

     The secured borrowings are secured by charges over investment properties of the PCCW Group with an aggregate carrying value of approximately HK$3,737 million, investment in a subsidiary of HK$701 million, investment securities of HK$20 million, land and buildings of approximately HK$31 million and pledged bank deposits of approximately HK$115 million. In addition, certain investments, with an aggregate value of approximately HK$246 million, were placed as collateral in relation to certain equity-linked transactions entered into by the PCCW Group. The PCCW Group’s interest in Reach Ltd. has been given as security for the amended 5% mandatory convertible note of approximately US$54 million.

     At the close of business on 31 January 2004, the PCCW Group had contingent liabilities of approximately HK$254 million in respect of guarantees given to banks in connection with guarantees issued by banks and other guarantees of approximately HK$13 million.

     On 23 April 2002, a writ of summons was issued against PCCW-HKT Limited (“HKT”), an indirect wholly-owned subsidiary of PCCW, by New Century Infocomm Tech Co., Ltd.. The total claim against HKT amounted to approximately HK$96 million (NT$418 million). For further details of this claim, please refer to the paragraph headed “Litigation” in Appendix III of this circular.

     Save as aforesaid, and apart from the intra-group liabilities, the PCCW Group did not have any outstanding mortgages, charges, debentures, loan capital or overdrafts, or other similar indebtedness, or any obligations under hire purchase contracts or finance leases or any guarantees or other material contingent liabilities.

     Foreign currency amounts have for these purposes been translated into Hong Kong dollars at the approximate exchange rates prevailing at the close of business on 31 January 2004.

APPENDIX I	FINANCIAL INFORMATION ON THE PCCW GROUP

     Subsequent to 31 January 2004, the following material changes in the PCCW Group’s indebtedness took place:

(a)	On 17 February 2004, the Exchange Company drew down HK$600 million under a five-year HK$6,000 million revolving loan facility entered into in December 2003.

(b)	On 19 February 2004, the Exchange Company drew down HK$2,800 million under a seven-year HK$2,800 million revolving credit and term loan facility entered into in August 2003. This facility was amended to become a 100% revolving loan facility in October 2003.

(c)	On 26 February 2004, PCCW prepaid in full the HK$3,003 million five-year term loan.

(d)	On 1 March 2004, Beijing Jing Wei House and Land Estate Development Co., Ltd., an indirect wholly owned subsidiary of PCCW, prepaid the outstanding principal amount of RMB1,220 million under the RMB1,300 million loan facility.

     Except as disclosed in the preceding paragraphs, the PCCW Directors are not aware of any material changes in respect of the indebtedness and contingent liabilities of the PCCW Group since 31 January 2004.

2. WORKING CAPITAL

     The PCCW Board is of the opinion that, after taking into account the PCCW Group’s internal resources and available borrowing facilities, the PCCW Group has sufficient working capital for its requirements.

3. FINANCIAL EFFECTS

     As a result of the Transaction, PCCW will receive approximately 1,648 million new Reorganised DFG Shares issued at HK$1.80 each (giving an aggregate value of HK$2,967 million) and Convertible Notes of HK$3,590 million.

Profit from the Transaction

     Under accounting principles generally accepted in Hong Kong, the Transaction will be accounted for as a reverse acquisition since the issuance of the Consideration Shares and the Convertible Notes in exchange for the Sale Shares and Sale Assets will result in PCCW becoming the controlling shareholder of DFG. For accounting purposes, the Property Group is treated as the acquirer while DFG is deemed to have been acquired by the Property Group.

     The Transaction is expected to result in an overall profit before expenses of approximately HK$53 million to the PCCW Group, after taking into account the total consideration as mentioned above and the assumption that the HK$2,967 million of shareholder loans owed by the Property Group

APPENDIX I	FINANCIAL INFORMATION ON THE PCCW GROUP

to PCCW Group prior to Completion will be capitalised. This amount is based on the book value of the shareholder loans as at 31 December 2003, the anticipated changes in the shareholder loans based on known events subsequent to 31 December 2003 including the acquisition of the Queen’s Road Exchange.

     The actual profit for the PCCW Group resulting from the Transaction will be determined at Completion and the amount may be different from that as shown above.

Net Asset Value

     After completion of the Transaction, the proforma consolidated net liability value of the PCCW Group will be decreased to approximately HK$7,287 million. The decrease is based on: (1) the PCCW Group’s consolidated net liability value as at 31 December 2003 of HK$7,536 million; (2) net profit arising from disposal of The Broadway, the office building located in Wan Chai district of HK$40 million; (3) the estimated fair value of the net assets of DFG acquired of HK$173 million, which is based on the book value as stated in its unaudited consolidated financial statements as at 30 September 2003; and (4) goodwill of HK$36 million arising from the Transaction which is determined as the excess of the purchase consideration deemed to be incurred by the Property Group over the estimated fair value of the separable net assets of DFG at the date of Completion. A formal valuation of the separable tangible and intangible assets and liabilities of DFG will be undertaken by PCCW or a qualified valuer at Completion. As a result of the valuation, the fair value of the net assets of DFG may be substantially different from the book value of the net assets of DFG as stated in its unaudited financial statements as at 30 September 2003 which were prepared on the historical cost convention. The actual changes in the net liability value of the PCCW Group will be determined at Completion and the amount may be different from that as shown above.

APPENDIX I	FINANCIAL INFORMATION ON THE PCCW GROUP

Effect on the Net Tangible Liability and Net Liability Value of the PCCW Group

     The following is the unaudited pro forma statement of the adjusted combined net tangible liabilities and net liabilities of the PCCW Group. It is based on the audited net liabilities of the PCCW Group as at 31 December 2003, adjusted to reflect certain events which have taken place subsequent to 31 December 2003 and the effect of the proposed transfer of various property interests of the PCCW Group to DFG.

HK$ million

Audited net liabilities of the PCCW Group as at 31 December 2003	(7,536)

Less
Goodwill and other intangible assets of the PCCW Group as at
31 December 2003	(2,283)

Net tangible liabilities of the PCCW Group as at 31 December 2003	(9,819)

Add
Net profit arising from disposal of The Broadway, the office building
located in Wan Chai district, Hong Kong	40

Impact of the Transaction:
Estimated fair value of the unaudited net assets of the DFG Group
attributable to the PCCW Group (Note 1)	173
Estimated goodwill arising from the Transaction (Note 2)	36

209

Add
Goodwill and other intangible assets of the PCCW Group as at
31 December 2003	2,283

Unaudited proforma adjusted combined net liabilities of
the PCCW Group immediately following Completion	(7,287)

Less
Goodwill and other intangible assets of the PCCW Group as at
31 December 2003	(2,283)
Goodwill of the DFG Group as at 30 September 2003 (Note 1)	(107)
Estimated goodwill arising from the Transaction	(36)

(2,426)

Unaudited proforma adjusted combined net tangible liabilities of
the PCCW Group immediately following Completion	(9,713)

APPENDIX I	FINANCIAL INFORMATION ON THE PCCW GROUP

Notes:

(1)	This amount is based on the book value of the assets and liabilities of DFG as stated in its unaudited consolidated financial statements as at 30 September 2003 which includes a goodwill balance of approximately HK$107 million and a minority interest balance of approximately HK$16 million. A formal valuation of the separable tangible and intangible assets and liabilities of DFG will be undertaken by PCCW or a qualified valuer at Completion. As a result of the valuation, the fair value of the net assets of DFG may be substantially different from the book value of the net assets of DFG as stated in its unaudited financial statements as at 30 September 2003 which were prepared on the historical cost convention. The actual increase in the net asset value of the PCCW Group will be determined at Completion and the amount may be different from that as shown above.

(2)	The amount of goodwill arising from the Transaction is determined as the excess of the purchase consideration deemed to be incurred by the Property Group over the fair value of the separable net assets of DFG attributable to the PCCW Group at the date of Completion. The amount of estimated goodwill disclosed above is based on the book value of the assets and liabilities of DFG as stated in its unaudited consolidated financial statements as at 30 September 2003. As stated in Note 1 above, the fair value of the net assets of DFG at Completion may be different from that stated in its unaudited financial statements at 30 September 2003. The actual goodwill arising from the Transaction will be determined at Completion and the amount may be different from that shown above.

APPENDIX II	PROPERTY VALUATIONS

     The following is the text of the valuation report for the underlying property interests of the Property Group and the Queen’s Road Exchange, as at 31 December 2003, prepared for the purposes of inclusion in this circular. The reports were prepared by CBRE, an independent firm of professional surveyors.

     As stated in the section headed “Property Development — Cyberport” at page 21 of this circular, the Cyberport Developer does not have title to the site for the Cyberport Project. The valuation report prepared by CBRE does not therefore include any property interest in the Cyberport.

CB Richard Ellis Limited

26 March 2004

The Directors
PCCW Limited
39th Floor, PCCW Tower
Taikoo Place, 979 King’s Road
Hong Kong

Dear Sirs,

                    Re: Property Valuation for Four Properties Owned by PCCW

     We refer to your instructions for us to carry out a valuation of four property interests held by PCCW Limited and its subsidiaries (hereinafter together known as the “Group”) in Hong Kong and the People’s Republic of China (“the PRC”). We confirm that we have carried out inspections, made relevant enquiries and obtained such further information as we consider necessary for the purpose of providing you with our opinions of the open market values of the property interests as at 31 December 2003 (“the date of valuation”).

     Unless otherwise stated, our valuation is prepared in accordance with the “Hong Kong Guidance Notes on the Valuation of Property Assets” published by The Hong Kong Institute of Surveyors (“HKIS”). If the Guidance Notes are silent on subjects requiring guidance, we refer to the “Appraisal and Valuation Manual” published by The Royal Institution of Chartered Surveyors (“RICS”) subject to variation to meet local established law, custom, practice and market conditions.

APPENDIX II	PROPERTY VALUATIONS

     Our valuation is made on the basis of Open Market Value, defined by the HKIS as “the best price at which the sale of an interest in the property would have been completed unconditionally for cash consideration on the date of valuation assuming:

a)	a willing seller;

b)	that, prior to the date of valuation, there had been a reasonable period (having regard to the nature of the property and the state of the market) for the proper marketing of the interest, for the agreement of price and terms and for the completion of the sale;

c)	that the state of the market, levels of value and other circumstances were, on any earlier assumed date of exchange of contracts, the same as on the date of valuation;

d)	that no account is taken of any additional bid by a prospective purchaser with a special interest; and

e)	that both parties to the transaction had acted knowledgeably, prudently and without compulsion.”

     We have valued the property interests by making reference to comparable sales evidences as available in the markets. Other than a leaseback arrangement for Property No. 4, our valuation has been made on the assumption that the owner sells the properties on the open market without the benefit of a deferred terms contract, leaseback, joint venture, management agreement or any similar arrangement which would serve to affect the values of the properties.

     In forming our opinion of value of Property No. 2 in the PRC, we have assumed that the Group has free uninterrupted rights to use and assign the property interest for the whole of the unexpired term of land use right as granted. Unless otherwise stated, we have valued the property interest on the assumption that it is freely disposable and transferable for its existing uses to both local and overseas purchasers whether as a whole or on a strata-title basis without payment of any premium to the relevant authorities.

     No allowance has been made in our valuation for any charges, mortgages or amounts owing on the property interests nor for any expenses or taxation that may be incurred in effecting sales. If the properties were to be sold at the amount of the valuation by the owner of the properties, the Hong Kong properties will be subject to stamp duty and may be subject to profits tax, and the PRC property will be subject to stamp duty, business tax and value added tax. However, such potential tax liability would not arise if the off-shore holding companies of such property owners are sold. The likelihood of such potential tax liability crystallising is therefore minimal. Unless otherwise stated, it is assumed that the properties are free from encumbrances, restrictions and outgoings of an onerous nature that could affect their values.

APPENDIX II	PROPERTY VALUATIONS

     We have relied to a considerable extent on the information provided by the Group and the legal opinion of the Group’s PRC legal adviser. We have no reason to doubt the truth and accuracy of the information provided to us by the Group and/or its PRC legal adviser, which is material to valuation. We were also advised by the Group that no material facts have been omitted from the information supplied. We consider that we have been provided with sufficient information to reach an informed view and have no reason to suspect that material information has been withheld.

     We have not seen original planning and/or development schemes and occupation consents for the properties and have assumed that they have been erected and are being occupied and used in accordance with such consents and that there are no outstanding statutory notices.

     We have accepted advice given to us on matters such as interests attributable to the Group, tenures, planning approvals, statutory notices, site and floor areas, and all other material information supplied by the Group. All documents and leases have been used for reference only and all dimensions, measurements and areas included in the valuation certificate are based on information contained in the documents provided to us and are therefore only approximate. No on-site measurements have been taken.

     We have not been provided with copies of the title documents relating to the property interests in Hong Kong, but we have caused searches to be made at the Land Registry. However, we have not examined the original documents to verify ownership or to ascertain the existence of any lease amendments that may not appear on the copies handed to us. All documents have been used for reference only.

     In respect of Property No. 2 in the PRC, we have been provided with extracts of documents in relation to the titles to the property interest, However, we have not scrutinised the original documents to verify ownership and encumbrances, or to ascertain any amendment which may or may not appear on the copies handed to us. All documents have been used for reference only.

     We have inspected the properties to such extent as for the purpose of this valuation. In the course of our inspection, we did not notice any serious defects. However, we have not carried out any structural survey nor any tests were made on the building services. Therefore, we are not able to report whether the properties are free of rot, infestation or any other structural defects.

     We have not carried out land survey to verify the site boundaries of the properties, we have not investigated the site to determine the suitability of soil conditions, the availability of services, etc. for future development. Our report is prepared on the assumption that these aspects are satisfactory. This report does not make any allowance for contamination or pollution of the lands, if any, which may have occurred as a result of past usage.

APPENDIX II	PROPERTY VALUATIONS

     Property No. 2 in the PRC has been valued in Renminbi (“RMB”) and whilst there are any monetary amounts stated in US Dollars (“US$”), we have adopted the exchange rate of RMB8.28 to US$1.0 in our calculation. The valuation has been converted into Hong Kong Dollars in this report at the exchange rate of HK$0.9404 to RMB1.0. There has been no significant fluctuation in that exchange rates between the date of valuation and the date of this letter.

A summary of valuations and our valuation certificate are attached hereto.

Yours faithfully,
For and on behalf of
CB Richard Ellis Limited
Alex PW Leung RPS(GP) MHKIS MRICS
Director
Valuation & Advisory Services

Note:	Mr. Leung is a Registered Professional Surveyor (General Practice), a corporate member of Royal Institution of Chartered Surveyors and a member of the Hong Kong Institute of Surveyors. He is a Director of the Valuation & Advisory Services Department of CB Richard Ellis Ltd. and has over nine years’ valuation experience in both Hong Kong and the PRC.

APPENDIX II	PROPERTY VALUATIONS

SUMMARY OF VALUATIONS

Property Interest	Capital value as at 31 December 2003

Properties held by the Group for Investment

1.	PCCW Tower, Taikoo Place,		HK$	2,652,000,000
	No. 979 King’ s Road,
	Quarry Bay, Hong Kong

2.	Unsold Portions,		HK$	3,926,070,000
	Pacific Century Place,
	No. 2A Worker’ s Stadium Road North,
	Chaoyang District, Beijing, the PRC

		Sub-total:	HK$	6,578,070,000

Property held by the Group for Owner Occupation

3.	18th and 20th Floors		HK$	20,100,000
(including female disable lavatory, male lavatory, disable
lavatory, lift lobby and corridor on each of 18th and 20th
Floors), Roof, and Parking Spaces Nos. 5-8 and L3-L5 on
1st Floor,
Paramount Building,
No. 12 Ka Yip Street,
Chai Wan,
	Hong Kong

Property held by the Group for Future Development

4.	Queen’s Road Telephone Exchange,		HK$	158,330,000
	No. 1 Wo Fung Street, Sheung Wan, Hong Kong

		Grand Total:	HK$	6,756,500,000

APPENDIX II	PROPERTY VALUATIONS

VALUATION CERTIFICATE

Properties held by the Group for Investment

Property	Description and tenure	Details of occupancy	Capital value in existing state as at 31 December 2003

1.	PCCW Tower, Taikoo Place, No. 979 King’s Road, Quarry Bay, Hong Kong The property is registered under the Sub-lease registers of Section S and the Remaining Portion of Quarry Bay Marine Lot No. 1	The property comprises a 43-storey Grade A office building plus a 4-level basement carport accommodating 216 car parking spaces. The building was completed in 1994.

The gross floor area of the property excluding the carport is approximately 57,613.60 sq.m. (620,147 sq.ft.).

The property is held under a lease granted by Taikoo Place Holdings Limited for a term of 999 years less the last three days from 2 February 1882 at an annum rent of HK1.00.	As at 31 December 2003, some 29% had been leased to related companies of the Group whereas some 65% of the office spaces had been leased to various third parties. The remaining office spaces were vacant.

The monthly rental income was about HK$10,195,730.6 exclusive of management fees, rates and air-conditioning charges. The latest lease expiry date of the leases is 31 March 2008.

		48 car parking spaces were licensed at a total monthly fee of HK$141,460.	HK$2,652,000,000

Notes

1.	The registered owner of the property is Taikoo Place Holdings Limited (“the Owner”, formerly known as Parker Valley Estates Limited), who let the property to Monance Limited at a peppercorn rent (“the Sub-lease”). Pursuant to an Assignment of Lease dated 6 September 2002, Monance Limited assigned its leasehold interest to Partner Link Investments Limited.

2.	We were advised that Partner Link Investments Limited is an indirect wholly owned subsidiary of PCCW Limited.

3.	According to the Sub-lease, (i) the lessee is not entitled to assign only parts of its interest, and (ii) in the event that the lessee wishes to assign the whole of the Sub-lease to a person who is not within the Group or in the event that the lessee wishes to underlet the whole (but not part) of the property for a term of more than 12 years to a person who is not within the Group, the lessee shall serve a notice on the Owner of its intention. If the Owner wishes to acquire the lessee’s interest, it must response to the aforesaid notice with 30 days in the event that there is a bonafide offer to purchase the lessee’s entire interest under the Sub-lease or 14 days in the event that the lessee wishes to sell such interest in other circumstances. If no such response is received, the lessee will be entitled to freely assign the Sub-lease or underlet the property. Any underlettings of any part of the property for a term of not more than 12 years to any person not within the Group would also require the Owner’s consent.

4.	The property lies within an area zoned for “Sub-Area (b)” in “Commercial (Group 1)” uses under the relevant outline zoning plan.

APPENDIX II	PROPERTY VALUATIONS

VALUATION CERTIFICATE

	Property	Description and tenure		Particulars of occupancy	Capital value in existing state as at 31 December 2003

2.	Unsold Portions, Pacific Century Place, No. 2A Worker’s Stadium Road North, Chaoyang District, Beijing, the PRC

Pacific Century Place comprises a prestigious composite development occupying a site area of 29,350.78 sq.m.. The main building of the development consists of two office blocks (Towers A and B) and two apartment blocks (Towers C and D) all sitting on a common 6-storey commercial podium (of which the upper basement forms part) and a lower basement for car parking purposes. There is an ancillary block with 7 car parking floors. The whole complex extends to some 212,713 sq.m. of gross area.

The four towers and the ancillary car parking block were completed between 1998 and 2000 and the commercial podium was opened for business in 2001.

The gross floor areas of the subject unsold portions are approximately as follows:

As at 31 December 2003, some 38,995.93 sq.m. in Tower A were leased with a total monthly rental income of USD844,273.30. The lease terms ranged from 9 months to 6 years with the latest expiry date on 31 December 2008.

Some 91% area of Tower B was leased to Nokia and another tenant with a total monthly rental income of USD302,566. The leases of Nokia and another tenant were 5 years from 1 September 2000 and 3 years from 20 December 2003 respectively.

For the apartment towers, total
gross areas of 18,113.71 sq.m. in Tower C and 4,256.70 in Tower D were leased out with a total monthly rental income of USD396,880. Most of the lease terms are 1 year.

There were 14 retail tenants including a department store and the PCP Club leasing a total gross area of some 61,731.96 sq.m. in the podium. The latest expiry date of the retail tenants is 25 October 2011. The department store is a related company of the Group and its rent is the higher of a base rent or a turnover rent. The total monthly rental income for the podium was USD597,870.

Office spaces of 1,839.34 sq.m. approximately in Tower A and a management office in the ancillary car parking block were also leased to five related companies of the Group.

					HK$3,926,070,000

			Sq.m.
		Tower A	41,717.23
		Tower B	20,103.93
		Tower C	21,718.24
		Tower D	10,945.80
		Podium	67,865.51

		Total	162,350.71

		A total of 831 car parking spaces are unsold and being part of the subject property.

		Land use rights of the property have been granted to Beijing Jing Wei House and Land Estate Development Co., Ltd. (“Jingwei”) for terms until 3 January 2034 (commercial use), 3 January 2044 (office use), 3 January 2064 (residential use) and 15 June 2048 (parking spaces).

APPENDIX II	PROPERTY VALUATIONS

Notes:

1.	According to State-owned Land Use Rights Certificates Nos. Jing Chao 10086, 10131 and 10222 respectively dated 28 January 2002, 24 December 2001 and 5 June 2003, the State Land Resources And Housing Administration Bureau of Beijing (“Beijing Land and Housing Bureau”) has granted the land use rights of the property to Jingwei.

2.	According to Building Ownership Certificates Nos. Jing Chao 10068, 10094 and 10147 respectively dated 21 January 2002 and 2 July 2001 and 5 June 2003, the Beijing Land and Housing Bureau has granted the ownership of the buildings to Jingwei.

3.	We have been advised that the Group has a 100 per cent interest in Jingwei through its wholly owned subsidiary Gain Score Limited.

4.	The opinion of the Group’s PRC legal adviser states that:

	i.	Jingwei has acquired the aforesaid State-owned Land Use Rights Certificates and Building Ownership Certificates regarding the property.

	ii.	Jingwei has settled in full the land premium in accordance with the relevant Land Use Rights Grant Contracts.

	iii.	The unsold portions in Tower A comprise whole of L6, L10-L14, L16-L26, Units 801, 802, 808A, 809, 810, 810A, 811, 812, 815-817A on L8, Units 908, 908A, 909, 910, 910A, 911, 912, 915, 916 and 917 on L9, Units 1510A, 1511, 1512, 1515, 1516, 1517 and 1517A.

	iv.	Other unsold portions comprise whole of L6-L16 in Tower B, whole of L5-L23 in Tower C, whole of L7-L15 in Tower D, whole of the podium (except Portion of basement and Portions of Levels 1 to 4 having been sold to Agricultural Bank of China, Beijing Branch) and 831 parking spaces.

	v.	The whole property is subject to five mortgages dated from 22 February 2002 to 20 June 2003 all in favour of the Head Office of ICBC expiring on 20 December 2009.

	vi.	Subject to a written approval of the mortgagee, which cannot be withheld unreasonably upon the mortgagor’s request, the property is freely transferable to any third parties.

APPENDIX II	PROPERTY VALUATIONS

VALUATION CERTIFICATE

Property held by the Group for Owner Occupation

Property	Description and tenure	Details of occupancy	Capital value in existing state as at 31 December 2003

3.	18th and 20th Floors (including female disable lavatory, male lavatory, disable lavatory, lift lobby and corridor on each of 18th and 20th Floors), Roof, and Parking Spaces Nos. 5-8 and L3-L5 on 1st Floor, Paramount Building, No. 12 Ka Yip Street, Chai Wan, Hong Kong

The property comprises 522/5625 equal and undivided shares of and in Chai Wan Inland Lot No. 134

The property comprises two whole floors, a top roof, 4 car parking and 3 lorry parking spaces in a 21-storey industrial building completed in 1990.

The gross floor area of the property is approximately 3,778.37 sq.m. (40,670 sq.ft.) plus the roof space of 1,168.72 sq.m. (12,580 sq.ft.).

The property is held under Conditions of Sale No. 11946 for a term from 29 May 1987 expiring on 30 June 2047. The annual government rent is equivalent to 3% of the rateable value of the property.

As at 31 December 2003, with exception of Unit 1801, Unit 1804, a car parking space and portion of roof space which were vacant, the property had been leased to three related companies of the Group and a third party for media production and placing of satellite dishes.

The total monthly rent and license fee was HK$221,446 of which the workshop units and car parking spaces were leased exclusive of management fees and rates whereas the roof spaces were licensed on inclusive basis.

HK$20,100,000

Notes

1.	The registered owner of 18th Floor, Parking Spaces Nos. 5,6 and L5 is Carmay Investment Limited whilst the registered owner of 20th Floor, Roof, Parking Spaces Nos. 7, 8, L3 and L4 is ACCA Investment Limited.

2.	We were advised that the registered owners are indirect wholly owned subsidiaries of PCCW Limited.

3.	The property is subject to a Deed of Mutual Covenant vide Memorial No. 4452764 dated 24 May 1990 and Management Agreement Memorial No. 8570753 dated 12 December 2001.

4.	The property lies within an area zoned for “Industrial” uses under the relevant outline zoning plan.

APPENDIX II	PROPERTY VALUATIONS

VALUATION CERTIFICATE

Property held by the Group for Future Development

	Property	Description and tenure	Details of occupancy	Capital value as at 31 December 2003

4.

Queen’s Road Telephone Exchange, No. 1 Wo Fung Street, Sheung Wan, Hong Kong

Sub-Section 1 of Section C, Sub-Sections 2, 3 and 5 of Section F and the Remaining Portion of Section F, all of Marine Lot No. 58

The site area of the subject property is about 1,141.23 sq.m. (12,284 sq.ft.) including a right-of-way 85.28 sq.m. (918 sq.ft.).

Standing on the site is a purposely-built 6-storey telephone exchange building with a gross floor area of approximately 4,992.89 sq.m. (52,990 sq.ft.) completed in 1968.

The property is held under a Government Lease for a term of 999 years commencing from 26 June 1843. Only a peppercorn annual rent is payable to the government.

			The property is owner-occupied as telephone exchange and ancillary uses with part of the area licensed to a third party.	HK$158,330,000

Notes

1.	The registered owner of the property is PCCW-HKT Telephone Limited (formerly known as The Hong Kong Telephone Company Limited).

2.	We were advised the registered owner is an indirect wholly-owned subsidiary of PCCW Limited.

3.	We were instructed to assess the value of the property subject to a leaseback term commenced on the date of valuation assuming the property has been sold to a new owner and the term shall last until the expiry date of the Government lease (less one day). The details of the arrangement are as follows:

	i.	Upon sale of the property, whole of the existing structure excluding those parts which are subject to existing licences, tenancies and lettings (if any), will be leased by the new owner to the existing occupant, i.e. the current registered owner, for any lawful purposes in accordance with the occupation permit at a monthly rent of HK$248,050 per month exclusive of government rates, air-conditioning and management charges but inclusive of Government rent, property tax and outgoings of capital nature.

	ii.	The occupant shall be entitled to terminate the leaseback at any time by giving to the new owner not less than six months’ notice in writing.

APPENDIX II	PROPERTY VALUATIONS

4.	In event of a redevelopment of the property, the leaseback will be changed as follows:

	i.	The new owner shall be entitled to terminate the leaseback by giving to the occupant not less than two years’ notice. Under this situation, the occupant shall bear the entire relocation costs incurred.

	ii.	An area of not less than 3,200 sq.m. (34,444 sq.ft.) of the redeveloped building between the ground and the second floors shall be let to the existing occupant as telephone exchange and related purpose. The occupant shall use its own facilities and management services for its used portion. No air-conditioning nor management charges shall be payable to the new owner.

	iii.	The new rent shall be exclusive of rates but inclusive of government rent, property tax and capital outgoings and shall be at the open market level. If the parties shall fail to agree on the new rent, the rent shall be determined by a surveyor appointed by The Hong Kong Institute of Surveyors.

5.	Upon redevelopment, the maximum permitted plot ratios on the subject site are 8.0 for domestic building(s) or 15.0 for non-domestic building(s). With the consideration of the conditions under the proposed leaseback arrangement mentioned in Note No. 3 above, the optimal use of the property upon redevelopment should be apartment block(s) erected over a telephone exchange podium.

6.	In our valuation, we have ignored the site area of the right-of-way upon the calculation of the developable gross floor area.

7.	The property lies within an area zoned as “Commercial/ Residential” uses under the relevant outline zoning plan.

APPENDIX III	GENERAL INFORMATION

1. RESPONSIBILITY STATEMENTS

     This circular includes particulars given in compliance with the Listing Rules and the Takeovers Code for the purpose of giving information with regard to PCCW. The issue of this circular has been approved by the PCCW Directors who jointly and severally accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the opinions expressed in this circular have been arrived at after due and careful consideration and there are no other facts not contained in this circular, the omission of which would make any statement in this circular misleading.

2. DISCLOSURE OF INTERESTS

(i)	PCCW Directors’ interests and short positions in the securities of PCCW and its associated corporations

     As at the Latest Practicable Date, the interests and short positions of the PCCW Directors and chief executive of PCCW in the shares, underlying shares and debentures of PCCW or any associated corporation (within the meaning of Part XV of the SFO) which: (A) had been notified to PCCW and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were deemed or taken to have under such provisions of the SFO); (B) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (C) were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to PCCW and the Stock Exchange, were as follows:

(1) Long positions in PCCW Shares

Name of director/ chief executive	Personal interests	Number of PCCW Shares		Other interests	Number of underlying shares held under equity derivatives	Total	Percentage of issued share capital
		Family interests	Corporate interests

Li Tzar Kai, Richard	—	—	1,716,654,012	36,726,857	3,489,962	1,756,870,831	32.72%
			(Note 1(a))	(Note 1(b))	(Note 1(c))
So Chak Kwong, Jack	—	—	—	—	18,483,000	18,483,000	0.34%
					(Note 3)
Yuen Tin Fan, Francis	—	—	—	—	17,068,000	17,068,000	0.32%
					(Note 2)
Peter Anthony Allen	253,200	—	—	—	2,629,200	2,882,400	0.05%
					(Note 2)
Alexander Anthony Arena	760,000	—	—	—	12,800,200	13,560,200	0.25%
					(Note 4)
Michael John Butcher	—	—	—	—	14,375,200	14,375,200	0.27%
					(Note 5)
Chung Cho Yee, Mico	1,176,260	18,455	—	—	11,390,400	12,585,115	0.23%
		(Note 6)			(Note 2)
Lee Chi Hong, Robert	992,600	511	—	—	5,000,000	5,993,111	0.11%
	(Note 7(a))	(Note 7(b))			(Note 2)
Sir David Ford	—	—	—	—	2,000,000	2,000,000	0.04%
					(Note 2)
Prof Chang Hsin-kang	64,000	—	—	—	—	64,000	0.001%
Dr The Hon Li Kwok Po, David	600,000	—	—	—	—	600,000	0.01%

APPENDIX III	GENERAL INFORMATION

Notes:

(1)	(a)	These interests represented Li Tzar Kai, Richard’s interests through corporations he controlled as follows:

		(i)	an interest in 20,354,286 PCCW Shares held by Pacific Century Group Holdings Limited (“PCG”), which was 100% owned by Li Tzar Kai, Richard;

		(ii)	an interest in 1,526,094,302 PCCW Shares held by Pacific Century Regional Developments Limited (“PCRD”), a company in which PCG had, through certain wholly-owned subsidiaries including Anglang Investments Limited, Pacific Century Group (Cayman Islands) Limited, Pacific Century International Limited and Borsington Limited, an aggregate 75.32% interest; and

		(iii)	an interest in 170,205,424 PCCW Shares held by Pacific Century Diversified Limited (“PCD”), a wholly-owned subsidiary of Chiltonlink Limited, which was 100% owned by Li Tzar Kai, Richard.

	(b)	These shares were held by Yue Shun Limited, a subsidiary of Hutchison Whampoa Limited (“HWL”). Cheung Kong (Holdings) Limited (“Cheung Kong”) through certain subsidiaries held more than one-third of the issued share capital of HWL. Li Tzar Kai, Richard was a beneficiary of certain discretionary trusts which held interests in Cheung Kong and HWL. Li Tzar Kai, Richard was also interested in one-third of the issued share capital of two companies, which owned all the shares in the trustee companies which acted as trustees of such discretionary trusts. Accordingly, Li Tzar Kai, Richard was taken, under the SFO, to have an interest in the 36,726,857 PCCW Shares held by Yue Shun Limited.

	(c)	These interests represented Li Tzar Kai, Richard’s interests under listed equity derivatives through corporations he controlled as follows:

		(i)	an interest in 679,000 underlying shares held by PCRD in the form of 67,900 American depositary receipts (“ADRs”), each representing 10 PCCW Shares; and

		(ii)	an interest in 2,810,962 underlying shares arising as a result of the holding of an aggregate of US$14,000,000 of convertible bonds issued by a wholly-owned subsidiary of PCCW which were held by PCG and a wholly-owned subsidiary of Pacific Century Insurance Holdings Limited (“PCIHL”) (a company in which PCRD had a 45.09% interest) and were convertible into 2,810,962 PCCW Shares.

(2)	These interests represented the interests in underlying shares in respect of share options granted by PCCW to these directors as beneficial owners, the details of which are set out in paragraph 2(ii) below.

(3)	These interests represented So Chak Kwong, Jack’s beneficial interest in: (i) 6,483,000 underlying shares which will be transferred to him in three equal annual instalments commencing from the first anniversary of his employment with PCCW pursuant to an agreement made with PCD which constituted unlisted physically settled equity derivatives; and (ii) 12,000,000 underlying shares in respect of share options granted by PCCW to So Chak Kwong, Jack as beneficial owner, the details of which are set out in paragraph 2(ii) below.

(4)	These interests represented Alexander Anthony Arena’s beneficial interest in: (i) 200 underlying shares held in the form of 20 ADRs which constituted listed equity derivatives, and (ii) 12,800,000 underlying shares in respect of share options granted by PCCW to Alexander Anthony Arena as beneficial owner, the details of which are set out in paragraph 2(ii) below.

(5)	These interests represented Michael John Butcher’s beneficial interest in: (i) 775,200 underlying shares which will be transferred to him in two equal annual instalments on 3 April 2004 and 3 April 2005 pursuant to an agreement made on 22 May 2002 with Li Tzar Kai, Richard which constituted unlisted physically settled equity derivatives; and (ii) 13,600,000 underlying shares in respect of share options granted by PCCW to Michael John Butcher as beneficial owner, the details of which are set out in paragraph 2(ii) below.

(6)	These shares were held by the spouse of Chung Cho Yee, Mico.

(7)	(a)	These shares were held jointly by Lee Chi Hong, Robert and his spouse.

	(b)	These shares were held by the spouse of Lee Chi Hong, Robert.

APPENDIX III	GENERAL INFORMATION

(2) Short Positions in PCCW Shares

     Under the SFO, Li Tzar Kai, Richard was taken (as at the Latest Practicable Date) to have short positions held pursuant to equity derivatives in respect of an aggregate of 328,434,671 underlying shares, representing 6.12% of the total issued share capital of PCCW, details of which are as follows:

	(a)	a short position in respect of 91,764,706 underlying shares in PCCW (such shares being beneficially held by PCRD) which arose under certain unlisted physically settled equity derivatives issued by PCRD pursuant to which the derivative holder has the right to call for the delivery of 91,764,706 PCCW Shares;

	(b)	a short position in respect of 229,411,765 underlying shares in PCCW (such shares being beneficially held by PCRD) which arose under certain unlisted physically settled equity derivatives issued by PCRD pursuant to which the derivative holders have the right to call for the delivery of 229,411,765 PCCW Shares;

	(c)	a short position in respect of 775,200 underlying shares in PCCW which arose under an agreement entered into with Michael John Butcher, and such interest constituted, for the purposes of the SFO, a short position under an unlisted physically settled equity derivative pursuant to which such PCCW Shares will be transferred to Michael John Butcher in two equal annual instalments on 3 April 2004 and 3 April 2005; and

	(d)	through PCD (a corporation 100% controlled by Li Tzar Kai, Richard — see above) a short position in respect of 6,483,000 underlying shares in PCCW which arose under an agreement entered into with So Chak Kwong, Jack, and such interest constituted, for the purposes of the SFO, a short position of a corporation controlled by Li Tzar Kai, Richard under an unlisted physically settled equity derivative pursuant to which such PCCW Shares will be transferred to So Chak Kwong, Jack in three equal annual instalments commencing from the first anniversary of his employment with PCCW.

(3)	Long positions in the shares of associated corporations

     PCG and a subsidiary of PCIHL held, respectively, US$4,000,000 and US$10,000,000 of convertible bonds issued by PCCW Capital Limited, an associated corporation of PCCW. Accordingly, Li Tzar Kai, Richard had, through his controlled corporations, PCG and PCIHL, an aggregate interest in US$14,000,000 of convertible bonds issued by PCCW Capital Limited. Such bonds are convertible into 2,810,962 PCCW Shares (representing approximately 0.05% of the existing share capital of PCCW).

APPENDIX III	GENERAL INFORMATION

(ii)   PCCW Directors’ rights to acquire PCCW Shares

     As at the Latest Practicable Date, PCCW Directors’ interests in share options of PCCW outstanding are summarised below.

Name of directors	Date of grant	Vesting period	Exercisable period	Exercise price HK$	Number of options outstanding
	(Note 1)	(Note 1)	(Note 1)	(Note 2)

So Chak Kwong, Jack	07.25.2003	07.25.2004 to	07.25.2004 to	4.3500	12,000,000
		07.25.2006	07.23.2013

Yuen Tin Fan, Francis	08.28.1999	08.17.2000 to	08.17.2003 to	11.7800	2,134,000
		08.17.2004	08.17.2009

	08.26.2000	08.26.2001 to	08.26.2001 to	60.1200	3,200,000
		08.26.2005	08.26.2010

	02.20.2001	08.26.2001 to	08.26.2001 to	16.8400	3,200,000
		08.26.2005	01.22.2011

	07.25.2003	07.25.2004 to	07.25.2004 to	4.3500	8,534,000
		07.25.2006	07.23.2013

Peter Anthony Allen	08.28.1999	08.17.2000 to	08.17.2000 to	11.7800	272,000
		08.17.2002	08.17.2009

	08.26.2000	08.26.2001 to	08.26.2001 to	60.1200	178,600
		08.26.2005	08.26.2010

	02.20.2001	08.26.2001 to	08.26.2001 to	16.8400	178,600
		08.26.2005	01.22.2011

	07.25.2003	07.25.2004 to	07.25.2004 to	4.3500	2,000,000
		07.25.2006	07.23.2013

Alexander Anthony Arena	08.28.1999	08.17.2000 to	08.17.2000 to	11.7800	3,200,000
		08.17.2004	08.17.2009

	08.26.2000	08.26.2001 to	08.26.2001 to	60.1200	1,600,000
		08.26.2005	08.26.2010

	02.20.2001	08.26.2001 to	08.26.2001 to	16.8400	1,600,000
		08.26.2005	01.22.2011

	07.25.2003	07.25.2004 to	07.25.2004 to	4.3500	6,400,000
		07.25.2006	07.23.2013

Michael John Butcher	05.28.2002	04.29.2003 to	04.29.2003 to	9.9500	5,600,000
		04.29.2007	04.29.2012

	07.25.2003	07.25.2004 to	07.25.2004 to	4.3500	8,000,000
		07.25.2006	07.23.2013

Chung Cho Yee, Mico	08.28.1999	08.17.2000 to	08.17.2001 to	11.7800	3,575,200
		08.17.2004	08.17.2009

	08.26.2000	08.26.2001 to	08.26.2001 to	60.1200	1,060,000
		08.26.2005	08.26.2010

APPENDIX III	GENERAL INFORMATION

Name of directors	Date of grant	Vesting period	Exercisable period	Exercise price HK$	Number of options outstanding
	(Note 1)	(Note 1)	(Note 1)	(Note 2)

	02.20.2001	08.26.2001 to	08.26.2001 to	16.8400	1,060,000
		08.26.2005	01.22.2011

	07.25.2003	07.25.2004 to	07.25.2004 to	4.3500	5,695,200
		07.25.2006	07.23.2013

Lee Chi Hong, Robert	07.25.2003	07.25.2004 to	07.25.2004 to	4.3500	5,000,000
		07.25.2006	07.23.2013

Sir David Ford	07.25.2003	07.25.2004 to	07.25.2004 to	4.3500	2,000,000
		07.25.2006	07.23.2013

Notes:

(1)	All dates are shown month/day/year.

(2)	The exercise price per share and the number of share options outstanding as at the Latest Practicable Date have been adjusted as a result of the share consolidation on 8 January 2003.

     Save as disclosed above, as at the Latest Practicable Date, none of the PCCW Directors and chief executive of PCCW had interests or short positions in any shares, underlying shares and debentures of PCCW or any associated corporation (within the meaning of Part XV of the SFO) which: (A) were required to be notified to PCCW and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were deemed or taken to have under such provisions of the SFO); (B) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (C) were required pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to PCCW and the Stock Exchange.

APPENDIX III	GENERAL INFORMATION

(iii)   Substantial Shareholders

     As at the Latest Practicable Date (and other than a PCCW Director or chief executive of PCCW), so far as is known to the PCCW Directors or chief executive of PCCW, the following persons: (a) have an interest or short position in the shares and underlying shares of PCCW which would fall to be disclosed to PCCW under the provisions of Divisions 2 and 3 of Part XV of the SFO; or (b) were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of PCCW or any other member of the PCCW Group:

(1)  Interests in PCCW Shares

Name of substantial shareholder	Note	Number of shares/ underlying shares held	Percentage of issued share capital

Interests
PCRD	1	1,528,781,132	28.48%
PCG	2	1,549,938,550	28.87%
Lehman Brothers Holdings Inc.	3	383,959,446	7.15%

Short Positions
PCRD	4	321,176,471	5.98%
PCG	4	321,176,471	5.98%
Lehman Brothers Holdings Inc.	5	369,200,452	6.88%

Notes:

(1)	These interests represented: (i) PCRD’s beneficial interests in 1,526,094,302 shares and 679,000 underlying shares held in the form of 67,900 ADRs which constituted listed equity derivatives; and (ii) PCRD’s interests through its 45.09% owned subsidiary, PCIHL, in 2,007,830 underlying shares in respect of US$10,000,000 convertible bonds which constituted listed physically settled equity derivatives convertible into PCCW Shares.

(2)	These interests represented: (i) PCG’s beneficial interests in 20,354,286 shares and 803,132 underlying shares in respect of US$4,000,000 convertible bonds held by it which constituted listed physically settled equity derivatives convertible into PCCW Shares; and (ii) PCG’s interests through its controlled corporations (being its wholly-owned subsidiaries, Borsington Limited, Pacific Century International Limited, Pacific Century Group (Cayman Islands) Limited and Anglang Investments Limited, which together controlled 75.32% of PCRD) in shares and underlying shares of PCCW held by PCRD (as described in Note 1 above).

(3)	Lehman Brothers Holdings Inc. held an interest in 183,987,968 PCCW Shares as beneficial owner and 199,971,478 PCCW Shares by way of security. It also had an interest in 102,828,335 PCCW Shares pursuant to certain unlisted physically settled equity derivatives.

(4)	PCG was taken to have short positions in the same underlying shares held by its controlled corporation, PCRD, under the SFO pursuant to the arrangements as described in paragraph 2(i) above.

(5)	Lehman Brothers Holdings Inc. had a short position in 178,037,973 PCCW Shares as beneficial owner and 199,971,478 PCCW Shares by way of security. It also had an interest in 63,157,895 PCCW Shares pursuant to certain unlisted cash settled equity derivatives.

APPENDIX III	GENERAL INFORMATION

(2)	Interests in other members of the PCCW Group

	Name of non-wholly	Name of registered	Number of shares
	owned subsidiaries	substantial	held by substantial	Holding
	of PCCW	shareholder(s)	shareholder(s)	percentage

	Unihub China	China Huaxin Post and	N/A	50%
	Information Technology	Telecommunications
	Company Limited	Economy Development
		Centre

	Pacific CyberTrans	Huajian Digital	4,900	49%
	(Holdings) Co. Ltd.	Technology Co. Ltd.

	NOWERA Digital TV	Era Communications	4,334 Class B shares	41.63%
	Holding Limited	Company Limited

	PCCWERA Limited	Era Communications	2,812,500	41.63%
		Company Limited

	ChinaBiG Limited	China United	5,961,538	16.60%
		Telecommunications
		Corp (HK) Ltd.

	CSL United Personalcom	Tin Sing Telecom	33,000	33%
	Limited	Limited

	JRM (BVI) Company	El Grande Holdings	240 ordinary shares	20%
	Limited	Limited

		China Management	120 ordinary shares,	10%,
		Service Limited	999,880 preferred	12%
			shares

	Asia Guide International	Chinese Star Cyber	200	20%
	Limited	Technology Holdings
		Limited

	PowerbaseEngines	Sybond Venture	2,500	29.41%
	Holdings Company	Limited
	Limited

	PCCW (Macau),	Mappa-Macau Projects	1 (issued at	25%
	Limitada	& Promotions Agency	MOP$500,000)
		Limited

	Omnilink Technology	I-strength	350,000	23.57%
	Limited	Developments Limited

APPENDIX III	GENERAL INFORMATION

Name of non-wholly	Name of registered	Number of shares
owned subsidiaries	substantial	held by substantial	Holding
of PCCW	shareholder(s)	shareholder(s)	percentage

Hoover Express Limited	Luen Yum	2,000	20%
	Development Company
	Limited

Stable King	Luen Yum	20	20%
Development Company	Development Company
Limited	Limited

Ocean Fine Pte Limited	Ocean Fine Industrial	15	15%
	Development Limited

Unicom Yellow Pages	Unicom Xing Ye	N/A	20%
Information Co., Ltd.	Service & Technology
	Company Limited

     Save as disclosed above, the PCCW Directors and chief executive of PCCW are not aware of any person who: (a) have an interest or short position in the shares and underlying shares of PCCW which would fall to be disclosed to PCCW under the provisions of Divisions 2 and 3 of Part XV of the SFO; or (b) were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of PCCW or any other member of the PCCW Group.

3.   MATERIAL CONTRACTS

     The following material contracts (not being contracts entered into in the ordinary course of business carried on or intended to be carried on by the PCCW Group) have been entered into by the PCCW Group within the two years prior to the Latest Practicable Date:

(a)	The Acquisition Agreement.

(b)	An agreement dated 28 June 2002 between Telstra Corporation Limited (“Telstra”) and PCCW relating to, among other things, the disposal of 40% equity interest in the Joint Venture (Bermuda) No. 2 Limited to Telstra by PCCW for US$804,377,368.

(c)	Deed of Release dated 28 June 2002 executed by Telstra relating to the redemption of PCCW’s US$750 million convertible bonds due 2007.

(d)	US$190 million 5% mandatory convertible note due 2005 issued by PCCW to Telstra on 28 June 2002 (“US$190 million Note”).

(e)	Equitable Mortgage Amendment Deed dated 28 June 2002 between Telstra, Pacific Century Cable Holdings Limited and PCCW relating to the extension of PCCW’s security obligation in respect of the US$190 million Note.

APPENDIX III	GENERAL INFORMATION

(f)	Security Trust Deed dated 15 January 2001, further supplemented by the Supplemental Security Trust Deed dated 28 June 2002 in respect of the US$190 million Note.

(g)	US$54,377,474.94 5% Mandatory Convertible Note due 2005 issued by PCCW on 28 June 2002, amended and restated with effect from 25 April 2003.

(h)	An agency agreement dated 24 January 2003 entered into by PCCW Capital No. 3 Limited (the “Issuer”), Deutsche Bank AG, Hong Kong Branch and PCCW relating to the issue by the Issuer of US$456 million 7.88% Guaranteed Notes due 2013.

(i)	An agreement entered into by Telstra, Telstra Holdings Pty Limited, Telstra Holdings (Bermuda) No. 1 Limited, Pacific Century Cable Holdings Limited, Reach Ltd. and PCCW on 13 October 2000 relating to the business and operations of Reach Ltd., as amended and restated by a supplemental agreement dated 31 January 2001, further amended and restated by a supplemental agreement dated 8 March 2001, further amended and restated by a supplemental agreement dated 28 June 2002, further amended and restated by a supplemental agreement dated 22 July 2002 and further amended and restated by a supplemental agreement dated 15 April 2003.

(j)	An agreement dated 12 October 2000 between the Exchange Company and Reach Networks Hong Kong Limited (“Reach Networks”) relating to the supply of domestic connectivity services between Hong Kong and other countries by the Exchange Company to Reach Networks as amended by an amendment agreement dated 31 January 2001 and further amended by an amendment agreement dated 15 April 2003; and an agreement dated 13 October 2000 between the Exchange Company and Reach Networks relating to supply of international connectivity services between Hong Kong and other countries by Reach Networks to the Exchange Company as amended by an amendment agreement dated 31 January 2001 and further amended by an amendment agreement dated 15 April 2003.

(k)	PCCW Mandatory Convertible Note First Supplemental Deed dated 15 April 2003 between Telstra, Pacific Century Cable Holdings Limited and PCCW.

(l)	Capacity Prepayment Agreement dated 15 April 2003 between Reach Networks, Reach Global Services Limited, the Exchange Company, Telstra, Reach Ltd., Reach Finance Limited and PCCW.

(m)	Subordination Deed dated 15 April 2003 between JPMorgan Chase Bank, Reach Networks and PCCW, relating to the subordination of certain of PCCW’s payment rights under the Capacity Prepayment Agreement mentioned above.

(n)	Purchase Agreement dated 10 July 2003 between PCCW-HKT Capital No. 2 Limited as issuer, The Hongkong and Shanghai Banking Corporation Limited as manager and the Exchange Company as guarantor relating to the issue by PCCW-HKT Capital No. 2 Limited of US$500,000,000 6% Guaranteed Notes due 2013 (“US$500 million Notes”).

(o)	Indenture dated as of 17 July 2003 between PCCW-HKT Capital No. 2 Limited as issuer, the Exchange Company as guarantor and HSBC Bank USA as trustee relating to the US$500 million Notes mentioned in the previous paragraph.

APPENDIX III	GENERAL INFORMATION

(p)	Placing Agreement relating to PCCW Shares dated 17 July 2003 between PCRD as vendor, PCCW and Citigroup Global Markets Asia Limited as placing agent regarding the placing of 715,000,000 PCCW Shares owned by PCRD in PCCW at a price of HK$4.4 per share.

(q)	Subscription Agreement dated 17 July 2003 between PCCW and PCRD regarding the issue and allotment of 715,000,000 PCCW Shares to PCRD at HK$4.4 per share.

(r)	Facility Agreement dated 8 August 2003 between the Exchange Company as borrower, a syndicate of financial institutions as co-ordinating arrangers, a syndicate of financial institutions as lenders, The Hongkong and Shanghai Banking Corporation Limited as agent and security trustee relating to HK$2,800,000,000 revolving credit and term loan facilities, as amended by an amendment agreement dated 29 October 2003 between the Exchange Company and The Hongkong and Shanghai Banking Corporation Limited as agent.

(s)	Facility Agreement dated 12 December 2003 between the Exchange Company as borrower, a syndicate of financial institutions as co-ordinating arrangers, a syndicate of financial institutions as lenders and Bayerische Landesbank, Hong Kong Branch as agent relating to HK$6,000,000,000 revolving loan facility.

(t)	Facility Agreement dated 22 December 2003 between the Exchange Company as borrower, Industrial and Commercial Bank of China (Asia) Limited as co-ordinating arranger, original lender and agent relating to HK$2,000,000,000 revolving loan facility.

4. SERVICE CONTRACTS

     Save as otherwise disclosed below, none of the PCCW Directors had (or proposed to have), as at the Latest Practicable Date, any service contracts with any member of the PCCW Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation, other than statutory compensation).

     So Chak Kwong, Jack entered into a service contract with PCCW for a period of 3 years commencing on 25 July 2003. Mr So’s service contract provides for a compensation payment from PCCW for early termination by PCCW during the term of the contract.

APPENDIX III	GENERAL INFORMATION

5. PCCW DIRECTORS’ INTEREST IN ASSETS/CONTRACTS AND OTHER INTEREST

     None of the PCCW Directors has any direct or indirect interest in any assets which have, since 31 December 2002, being the date of the latest published audited accounts of the PCCW Group, been acquired or disposed of by or leased to (or are proposed to be acquired or disposed of by or leased to) any member of the PCCW Group.

     None of the PCCW Directors was materially interested in any contract which was subsisting as at the Latest Practicable Date and which was significant in relation to the business of the PCCW Group taken as a whole.

6. LITIGATION

     Save as disclosed below, as at the Latest Practicable Date, no member of the PCCW Group was engaged in any litigation of material importance and there is no litigation or claim of material importance known to the PCCW Directors to be pending or threatened against any member of the PCCW Group.

     Reach Networks Hong Kong Limited (“Reach Networks”) has instituted legal proceedings against certain operators of telecommunications networks to recover international delivery fees mistakenly paid or payable to such operators during the period from 1996 to 1998. The aggregate amount claimed in these proceedings is around HK$557 million plus interest.

     With respect to the various actions that are pending, PCCW considers the following to be material:

		Date		Description of	Relief
Plaintiff	Defendant	commenced	Court	Proceedings	Sought

Reach Networks	New World	3 February	High Court	Improper	HK$400
	Telecommunications	1999	(HCCL	diversion of	million plus
	Limited		No. 229 of	delivery fees on	interest
			1999)	inbound
international
traffic

Reach Networks	Wharf T&T Limited	3 February	High Court	Improper	HK$157
		1999	(HCCL	diversion of	million plus
			No. 8 of	delivery fees on	interest
			2000)	inbound
international
traffic

APPENDIX III	GENERAL INFORMATION

     In connection with the legal proceedings instituted against it by Reach Networks, New World Telecommunications Limited has filed a counterclaim against Reach Networks for HK$94 million. In connection with the legal proceedings instituted against it by Reach Networks, Wharf T&T Limited has filed a counterclaim against Reach Networks for HK$78.5 million. All or any of PCCW’s actions may be successful or unsuccessful and no assurance can be given that any recovery will be possible. Pursuant to the agreements for the transfer of PCCW’s Internet protocol backbone operations to Reach Ltd., as part of PCCW’s joint venture with Telstra Corporation Limited, PCCW or its nominee retains the right to any proceeds if these proceedings are successful, and PCCW or its nominee will be responsible for the conduct of these proceedings and all liabilities, costs and expenses incurred in connection with these proceedings.

     On 23 April 2002, a writ of summons was issued against PCCW-HKT Limited (“HKT”), an indirect wholly-owned subsidiary of PCCW, by New Century Infocomm Tech Co., Ltd. for HKT’s failure to purchase 6,522,000 shares of Taiwan Telecommunication Network Services Co., Ltd. (“TTN”), an indirect subsidiary of PCCW, pursuant to an option agreement entered into on 24 July 2000. The total claim against HKT amounted to approximately HK$96 million (NT$418 million), being the purchase price of shares in TTN, contractual interest for the period from 1 January 2001 to 2 January 2002 at 6.725% per annum and interest on the due amount pursant to Sections 48 and 49 of the High Court Ordinance, Cap. 4. However, this figure should be reduced by the current market value of the shares in TTN which would be transferred to HKT in the event that the claimants are successful in their claim. A defence was filed by HKT on 29 May 2002 and proceedings are ongoing. Based on legal advice received, the PCCW Directors consider that HKT has valid defences and therefore no provision has been made.

7. QUALIFICATION OF EXPERT

     The following is the qualification of the expert who has given opinions or advice which are contained in this circular:

Name	Qualification

CBRE	Professional surveyors

     CBRE is independent of and not connected with the directors, substantial shareholder (as defined under the Listing Rules) or chief executive of PCCW or any of their respective associates. CBRE is not interested beneficially in the share capital of any member of the PCCW Group and does not have any right to subscribe (or to nominate persons to subscribe) for securities in any member of the PCCW Group. CBRE has no interest, either directly or indirectly, in any assets which have been, since 31 December 2002 (being the date to which the latest published audited consolidated accounts of PCCW were made up), acquired or disposed of by or leased to, or are proposed to be acquired or disposed of by or leased to, any member of the PCCW Group.

APPENDIX III	GENERAL INFORMATION

8. CONSENT

     CBRE has given and has not withdrawn its written consent to the issue of this circular with the inclusion therein of its letter and/or references to its name, in the form and context in which it appears.

9. MISCELLANEOUS

(a)	The company secretary of PCCW is Hubert Chak, MBA, BSc(ME).

(b)	The registered office of PCCW is 39th Floor, PCCW Tower, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong.

(c)	In the event of inconsistency, the English text of this circular and the form of proxy shall prevail over the Chinese text.

10. DOCUMENTS AVAILABLE FOR INSPECTION

     Copies of the following documents will be available for inspection at the office of Linklaters at 10th Floor, Alexandra House, Central, Hong Kong during normal business hours on any Business Day until 28 April 2004:

(a)	The memorandum and articles of association of PCCW.

(b)	The valuation report from CBRE, the text of which is set out on pages 38 to 48 of this circular.

(c)	The audited consolidated financial statements of PCCW for the two years ended 31 December 2002 and 31 December 2003.

(d)	The letter of consent as referred to in paragraph 8 of this appendix.

(e)	The material contracts as referred to in paragraph 3 of this appendix.

(f)	The service contract as referred to in paragraph 4 of this appendix.

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE OF EXTRAORDINARY GENERAL MEETING

     Notice is hereby given that an Extraordinary General Meeting of PCCW Limited (the “Company”) will be held on Thursday, 29 April 2004 at 11:00 a.m. in the Conference Room, 14th Floor, PCCW Tower, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong, for the purpose of considering and, if thought fit, passing the following as an Ordinary Resolution:

Ordinary Resolution

“THAT:

(a)	the Transaction (as defined in the circular to shareholders of the Company dated 26 March 2004 (the “Circular”), a copy of which has been produced to the meeting and marked “A” and signed by the Chairman of the meeting for identification purposes), the Acquisition Agreement (as defined in the Circular, a copy of which has been produced to the meeting and marked “B” and signed by the Chairman of the meeting for identification purposes) and all the other transactions contemplated therein be approved; and

(b)	any one director of the Company, as directed by the board of the Company (or a committee of the board), be authorised to execute all such documents and to do all such acts, matters or things as he may in his discretion consider necessary or desirable on behalf of the Company, for the purpose of or in connection with the Transaction or the implementation or the exercise or enforcement of any of the rights and performance of obligations under the Acquisition Agreement.”

By Order of the Board
Hubert Chak
Company Secretary

Hong Kong, 26 March 2004

NOTICE OF EXTRAORDINARY GENERAL MEETING

Notes:

(1)	Any member of the Company entitled to attend and vote at the Extraordinary General Meeting (the “EGM”) is entitled to appoint one or more proxies to attend and, on a poll, vote in his stead in accordance with the Articles of Association of the Company. A proxy need not be a member of the Company.

(2)	Where there are joint registered holders of any share of the Company, any one of such persons may vote at the EGM, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders is present at any meeting personally or by proxy, that one of the holders so present whose name stands first on the register of members of the Company in respect of such share shall alone be entitled to vote in respect thereof.

(3)	The form of proxy and the power of attorney or other authority, if any, under which it is signed (or a notarially certified copy of such power of attorney or authority) must be deposited at the Company’s Share Registrars, Computershare Hong Kong Investor Services Limited, at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong not less than 48 hours before the time appointed for holding the EGM (or any adjournment thereof, as the case may be), otherwise the form of proxy shall not be treated as valid. The completion and return of the form of proxy shall not preclude members of the Company from attending and voting in person at the EGM (or any adjourned meeting thereof) should they so wish.

Electronic Communications

     This circular in both English and Chinese is now available in printed form and on PCCW’s website at www.pccw.com.

     PCCW Shareholders who have chosen to receive this circular by electronic means through PCCW’s website and who, for any reason, have difficulty in receiving or gaining access to this circular will promptly upon written request to PCCW’s Share Registrars, Computershare Hong Kong Investor Services Limited, be sent this circular in printed form free of charge.

     PCCW Shareholders may change their means of receipt of PCCW’s corporate communications at any time, free of charge, by notice in writing to the PCCW’s Share Registrars at:

To PCCW Limited
c/o Share Registrars
Computershare Hong Kong Investor Services Limited
Rooms 1901-1905
19th Floor, Hopewell Centre
183 Queen’s Road East
Hong Kong

fax: +852 2529 6087/+852 2865 0990

email: hkinfo00008@computershare.com.hk

Chinese Translation

     A Chinese translation of this circular is available on the Company’s website at www.pccw.com or from the Company’s registered office at 39th Floor, PCCW Tower, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong on request.